Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BELO CORP.,

GANNETT CO., INC.,

and

DELTA ACQUISITION CORP.

dated as of June 12, 2013

i

Table of Contents (continued)

Table of Contents (continued)

Page
Section 10.5 Assignment	67
Section 10.6 Governing Law	67
Section 10.7 Submission to Jurisdiction; Waiver of Jury Trial	67
Section 10.8 Expenses	67
Section 10.9 Amendment	67
Section 10.10 Binding Effect	67
Section 10.11 Waiver	68
Section 10.12 Counterparts	68
Section 10.13 Severability	68
Section 10.14 Third Parties	68
Section 10.15 Specific Performance	68

Exhibit A: Form of Related Agreement

Exhibit B: Certificate of Merger

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 12, 2013, by and among BELO CORP., a Delaware corporation (the “Company”), GANNETT CO., INC., a Delaware corporation (“Gannett”), and DELTA ACQUISITION CORP., a Delaware corporation and wholly-owned subsidiary of Gannett (“Merger Sub”).

RECITALS

WHEREAS, the respective boards of directors of Gannett, Merger Sub and the Company have each approved the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, with the Company surviving the Merger as a wholly-owned subsidiary of Gannett in accordance with Delaware General Corporation Law (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for their approval, and (iv) adopted resolutions recommending that the stockholders of the Company approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of Gannett has unanimously approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to Gannett’s willingness to enter into this Agreement, each of the members of the Board of Directors and executive officers of the Company are entering into voting and support agreements with Gannett, in substantially the form attached hereto as Exhibit A (the “Related Agreements”), pursuant to which they, among other things, agree to vote all of their Common Shares (as defined below) in favor of the Merger and the approval of this Agreement;

WHEREAS, in connection with the transactions contemplated hereby, the parties further desire that, simultaneous with the consummation of the Merger, there shall be a restructuring of certain of the Company’s media holdings and, simultaneously with the execution and delivery of this Agreement, Gannett has entered into a series of Asset Purchase Agreements with the Restructuring Assignees (collectively, the “Restructuring Agreements”), which contemplate that, subject to the prior consent of the FCC, simultaneously with the consummation of the Merger, the applicable Company Subsidiaries will join in such Restructuring Agreements and thereupon shall assign, transfer and convey to the Restructuring Assignees contemplated therein certain assets, including the applicable FCC Licenses, of broadcast television station properties of the Company designated herein and therein as the “Assigned Stations” (collectively, the “Restructuring”);

WHEREAS, this Agreement and the Restructuring Agreements contemplate that the Company and those certain buyers of the Assigned Stations under the Restructuring Agreements will file applications with the FCC seeking consent to the Restructuring; and

WHEREAS, the Restructuring is an integral element of, and a condition to, each party’s respective agreement to enter into the Merger, and accordingly, the Restructuring and the Merger (collectively, the “Transaction”) will be conditioned upon one another and will be consummated simultaneously.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. The Company shall be the surviving corporation in the Merger, and the separate corporate existence of the Company with all its properties, rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Company, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence as a wholly-owned subsidiary of Gannett under the laws of the State of Delaware and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 1.2 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at the offices of Nixon Peabody LLP, 401 9th Street NW, Suite 900, Washington, DC 20004, at 10:00 a.m. (Eastern time) on the second (2nd) Business Day after all of the conditions set forth in Article VII have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) in accordance with this Agreement, or at such other place and time and/or on such other date as the Company and Gannett may agree in writing (such date, the “Closing Date”). As promptly as possible on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger in the form attached hereto as Exhibit B (the “Certificate of Merger”), together with any required related certificates, filings and recordings, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective when the Certificate of Merger is properly filed with the Secretary of State of the State of Delaware or at such later date and time as the Company and Gannett may agree upon and as is set forth in such Certificate of Merger (such time, the “Effective Time”).

Section 1.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, at the Effective Time all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and obligations of the Company and Merger Sub shall become the debts, liabilities and obligations of the Surviving Corporation.

Section 1.4 Certificate of Incorporation and By-Laws. At the Effective Time:

(a) The certificate of incorporation of the Company shall be amended in its entirety as provided in the Certificate of Merger attached hereto as Exhibit B, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until subsequently amended in accordance with its terms and the DGCL.

(b) Merger Sub’s by-laws in effect immediately prior to the Effective Time shall be the Surviving Corporation’s by-laws, until subsequently amended in accordance with their terms, the Surviving Corporation’s certificate of incorporation and the DGCL.

Section 1.5 Directors and Officers. Subject to applicable Law, from and after the Effective Time, (a) the individuals listed on Section 1.5(a) of the Gannett Disclosure Letter shall be the directors of the Surviving Corporation and (b) the individuals listed on Section 1.5(a) of the Gannett Disclosure Letter shall be the officers of the Surviving Corporation, in each case, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Organizational Documents and the DGCL.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1 Conversion of Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Merger Sub or the holder of any capital stock of the Company or Merger Sub:

(a) Except for Dissenting Shares or as provided in Section 2.1(b), each Common Share issued and outstanding immediately prior to the Effective Time shall automatically and with no further action be converted into the right to receive, in accordance with this Article II, $13.75 in cash, without interest (the per share cash consideration to be issued to the holders of such Common Shares, the “Merger Consideration”). Each Common Share so converted shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate that immediately prior to the Effective Time represented any such Common Shares (each, a “Certificate”) and each uncertificated Common Share represented by book-entry (each, an “Uncertificated Share”) shall thereafter represent only the right to receive the Merger Consideration upon surrender of such Certificate or transfer of such Uncertificated Shares pursuant to Section 2.2.

(b) Each Common Share (i) held by the Company as treasury stock, (ii) owned by any Subsidiary of the Company, or (iii) owned by Gannett or Merger Sub or any of their respective Subsidiaries, in each case immediately before the Effective Time, shall automatically be cancelled and retired and cease to exist and no Merger Consideration shall be delivered as provided herein and no other payment shall be made with respect thereto.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) newly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2 Payment of Merger Consideration; Surrender; Closing of Books.

(a) Prior to the Effective Time, Gannett shall designate, or shall cause to be designated (pursuant to an agreement in form and substance reasonably acceptable to Gannett), a bank or trust company reasonably acceptable to the Company as paying agent (the “Paying Agent”). At or prior to the Effective Time, Gannett shall deposit or cause to be deposited with the Paying Agent, separate and apart from its other funds, for the benefit of holders of Common Shares, cash in an amount equal to the aggregate Merger Consideration which such holders are entitled to receive pursuant to Section 2.1 (such cash being hereinafter referred to as the “Merger Fund”). Gannett and the Company shall bear equally all fees and expenses of the Paying Agent.

(b) The Merger Fund shall be invested by the Paying Agent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest, (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies, or (iv) such other investments as may be provided by Gannett, or a combination of the foregoing, as directed by and for the benefit of Gannett; provided, however, that no gain or loss thereon shall affect the amounts payable to the holders of Common Shares following completion of the Merger pursuant to this Article II, and Gannett shall take all actions necessary to ensure that the Merger Fund includes at all times cash sufficient to satisfy Gannett’s obligations under this Article II. Any and all interest and other income earned on the Merger Fund shall promptly be paid to Gannett.

(c) As promptly as practicable after the Effective Time, but in no event more than three (3) Business Days following the Effective Time, Gannett shall instruct the Paying Agent to mail to each holder of record of Common Shares that have converted into the right to receive Merger Consideration (i) a letter of transmittal (which shall be in customary form approved by Gannett and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Uncertificated Shares shall pass, only upon proper delivery of the Certificates or delivery of the Uncertificated Shares to the Paying Agent) and (ii) instructions for effecting the surrender of the Certificates or delivery of the Uncertificated Shares in exchange for the Merger Consideration.

(d) Upon (i) surrender to the Paying Agent of Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or (ii) compliance with the reasonable procedures established by the Paying Agent for delivery of Uncertificated Shares, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor, in cash, the aggregate Merger Consideration in respect thereof, and the Certificates so surrendered and Uncertificated Shares so delivered shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or due delivery of the Uncertificated Shares.

(e) In the event any Merger Consideration is to be paid to a Person other than the Person in whose name the Certificates so surrendered or the Uncertificated Shares so delivered are registered, it shall be a condition to such payment of the Merger Consideration in respect thereof that such Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Uncertificated Shares shall be properly delivered for transfer and, in each case, the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered or delivered, as the case may be, as contemplated by this Section 2.2, each Certificate or Uncertificated Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender or delivery the Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Merger Consideration paid upon the surrender of any Certificate or the delivery of any Uncertificated Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Uncertificated Share and the Common Shares formerly represented thereby.

(f) At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Common Shares outstanding immediately prior to the Effective Time thereafter on the records of the Company. If, after the Effective Time, any Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be marked canceled and exchanged as provided in and in accordance with the procedures set forth in this Article II.

(g) In the event any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if reasonably required by Gannett, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate or such other indemnity as may reasonably be requested by Gannett, the Paying Agent will issue the Merger Consideration in exchange for such lost, stolen, mutilated or destroyed Certificate. Delivery of such affidavit and the posting of such bond shall be deemed delivery of a Certificate with respect to the relevant Common Shares for purposes of this Article II.

(h) Any portion of the Merger Fund that remains unclaimed by the holders of Certificates or Uncertificated Shares and other eligible Persons in accordance with this Article II for six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any such holder who has not previously complied with this Article II shall thereafter look only to the Surviving Corporation, and the Surviving Corporation shall remain liable, for payment of any such holder’s claim for the Merger Consideration. Any portion of the Merger Fund remaining unclaimed by holders of Common Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto. None of Gannett or the Paying Agent or any of their respective Affiliates shall be liable to any record or beneficial owner of Common Shares for any such shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.3 Treatment of Options and RSUs.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Gannett, Merger Sub, the Company or any holder of any Common Shares or Options, each Option (whether vested or unvested) shall be fully vested upon the Closing. At the Effective Time, each Option shall be canceled and converted into the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 2.6 with respect to such payment) determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option by (ii) the number of Common Shares for which such Option may be exercised.

(b) At the Effective Time, by virtue of the Merger and without any further action on the part of Gannett, Merger Sub, the Company or any holder of any Common Shares or RSUs, each RSU (whether vested or unvested) shall be fully vested upon Closing, which full vesting, in the case of any performance-based RSUs with an open performance period as of the Effective Time, will be determined based on the higher of target and actual year-to-date results. At the Effective Time, each RSU shall be canceled and converted into the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 2.6 with respect to such payment) equal to the Merger Consideration (which, for the avoidance of doubt, is equal to (i) the number of Common Shares subject to such RSU (whether or not settled in cash or Common Shares under the applicable award agreement), multiplied by (ii) the amount of the Merger Consideration in respect of each such Common Share), plus any accrued but unpaid dividend equivalents to the extent accrued on such RSUs in the Ordinary Course of Business.

(c) The Surviving Corporation shall pay or cause to be paid to the holders of Options and RSUs the cash payments described in this Section 2.3 within ten (10) Business Days after the Closing Date; provided, that if any such payment would violate any applicable provision of Code Section 409A, then such payment shall be made on the earliest practicable date that payment may be made without violating any applicable provision of Code Section 409A and, from the Closing Date through such permissible payment date, any such delayed cash payments shall be held in a deferred compensation account for the benefit of the individual holder and such amounts shall be credited with interest from the Effective Time through the applicable payment date equal to the interest rate earned by Gannett in its money market accounts.

(d) Prior to the Effective Time, the Company Board (or, if appropriate, any committee of the Company Board administering the Equity Incentive Plans) shall adopt resolutions that provide that the treatment of the Options and the RSUs as set forth in Section 2.3 is equitable in the circumstances.

(e) Except as may otherwise be permitted pursuant to Section 5.1, the Company shall not grant any Option or RSU award on or after the date hereof.

Section 2.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Common Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand, and who properly demands, appraisal of such Common Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Section, “Section 262” and, such Common Shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), but rather, the holders of Dissenting Shares shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 262 (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 262 and any declared but unpaid dividends having a record date prior to the Effective Time); provided, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 2.1(a). The Company shall notify Gannett as promptly as reasonably practicable of any demands received by the Company for appraisal of any Common Shares, and Gannett shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Gannett (which consent shall not be unreasonably withheld, delayed or conditioned), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any portion of the Merger Consideration held in the Merger Fund in respect of payment made available to the Paying Agent pursuant to Section 2.2(a) to pay for Dissenting Shares shall be returned to Gannett upon demand.

Section 2.5 Antidilution Adjustments. In the event that, at any time from the date hereof until the Effective Time, the Company changes (or establishes a record date for changing) the number of Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Common Shares, then the Merger Consideration shall be appropriately adjusted to reflect such change.

Section 2.6 Tax Withholding. Gannett, the Surviving Corporation and the Paying Agent each shall be entitled to deduct and withhold from the Merger Consideration or other amounts otherwise payable pursuant to this Agreement to any holder or former holder of Common Shares, RSUs or Options such amounts as Gannett, the Surviving Corporation or the Paying Agent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of Tax Law. To the extent that amounts are so withheld by Gannett, the Surviving Corporation or the Paying Agent and then remitted to the relevant Taxing Authority on behalf of the former holder of Common Shares, RSUs or Options, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the holder or former holder of the Common Shares, RSUs or Options in respect of which such deduction, withholding and remittance to the relevant Taxing Authority was made by Gannett, the Surviving Corporation or the Paying Agent, as the case may be. Gannett, the Surviving Corporation and the Paying Agent shall, to the extent reasonably necessary, cooperate with each other and with the former holders of the Common Shares, RSUs or Options in the collection, preparation and filing of any forms or other documentation relating to any claim of exemption or relief from any requirement to withhold so as to eliminate or minimize to the greatest extent possible any such requirement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed (i) in the Company Disclosure Letter which shall be organized in the manner of the Sections and subsections of this Agreement (it being understood that the disclosure of an item in a Section of the Company Disclosure Letter shall be deemed to modify and limit both (A) the representations and warranties contained in the Section to which it corresponds in number, and (B) any other representation and warranty of the Company in this Agreement to the extent it is apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty), or (ii) in the SEC Reports, filed with the SEC after December 31, 2012, in each case prior to the date hereof, the Company represents and warrants to Gannett and Merger Sub as follows:

Section 3.1 Organization, Good Standing and Qualification. The Company (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted, and (c) is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The copies of the Company’s Organizational Documents which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. The Company is not in material violation of any provision of its Organizational Documents.

Section 3.2 Authorization.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and, subject to the approval of this Agreement by the holders of Common Shares representing at least two-thirds (2/3) of the voting power of all outstanding Common Shares entitled to vote in accordance with the DGCL (the “Stockholder Approval”), to consummate the transactions contemplated by this Agreement. Each Company Subsidiary has all necessary corporate, limited liability company or partnership power and authority, as applicable, to execute and deliver all agreements and documents contemplated hereby to which it is a party and to perform its obligations thereunder. Except for the Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company or any holders of any of its securities are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than the Stockholder Approval and the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Gannett and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The Company Board, at a meeting duly called and held prior to the execution of this Agreement, has, by unanimous vote of those directors present (who constituted 100% of the directors of the Company then in office), (i) resolved that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) declared advisable and in all respects approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger and the Restructuring; (iii) took all actions necessary so that the restrictions contained in any Takeover Law or in the Company’s Organizational Documents will not apply with respect to or as a result of this Agreement, the Merger, the Related Agreements, the Restructuring and the other transactions contemplated by this Agreement; (iv) determined as of such date that neither Gannett nor Merger Sub nor any of their respective Affiliates or Associates (as such terms are defined in Article Twelve of the Company’s certificate of incorporation) is an “Interested Person” as such term is used in Article Twelve of the Company’s certificate of incorporation; and (v) resolved to submit this Agreement and the Merger to the Company’s stockholders for approval, and to recommend that the Company’s stockholders approve this Agreement and the Merger (the “Company Board Recommendation”), which actions have not been subsequently rescinded, modified or withdrawn except as expressly permitted by Section 6.4(d). The Stockholder Approval of this Agreement and the transactions contemplated hereby, including the Merger, is the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and approve the transactions contemplated by this Agreement, including the Merger and the Restructuring.

Section 3.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of four hundred fifty five million (455,000,000) shares of capital stock, four hundred fifty million (450,000,000) of which are common stock, par value $0.01 per share, and five million (5,000,000) of which are preferred stock, par value $0.01 per share. At the close of business on May 31, 2013, (i) ninety-five million five hundred eighty-three thousand six hundred forty-nine (95,583,649) shares of Series A Common Stock were issued and outstanding, (ii) eight million two hundred seventy-one thousand one hundred forty-three (8,271,143) shares of Series B Common Stock were issued and outstanding, (iii) no shares of preferred stock were issued and outstanding, (iv) no shares of Series A Common Stock were held in treasury by the Company, (v) no shares of Series B Common Stock were held in treasury by the Company, (vi) three million four hundred thirty-nine thousand six hundred forty-five (3,439,645) shares of Series A Common Stock were reserved for issuance under the Equity Incentive Plans (plus a number of shares of Series A Common Stock reserved for issuance upon conversion of Series B Common Stock in an amount equal to the number of such Series B Common Stock reserved for issuance under the Equity Incentive Plans), and (vii) five million one hundred ninety-one thousand eight hundred fifty-one (5,191,851) shares of Series B Common Stock were reserved for issuance under the Equity Incentive Plans. Except as set forth above, at the close of business on May 31, 2013, no Common Shares or other voting securities of the Company were issued, reserved for issuance or outstanding. All issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Section 3.3(b) of the Company Disclosure Letter sets forth each Derivative Security in respect of the Company’s capital stock or other rights or liabilities determinable based on the price or value of the Company’s capital stock, and specifically sets forth (i) the exercise price of each Option, (ii) the class of the Company’s capital stock into which each Option is exercisable, (iii) the percentage of each RSU that is settlable in Series A Common Stock, (iv) the percentage of each RSU that is settlable in Series B Common Stock and (v) the expiration or termination date of each Option. There are no options, warrants, calls or other rights, convertible or exchangeable securities, Derivative Securities, Contracts, Company Plans, arrangements, undertakings or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any share of capital stock of or other voting securities or other equity interests in, the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, Derivative Security, Contract, Company Plan, arrangement, undertaking or commitment. There are no outstanding or authorized stock appreciation rights, phantom stock awards or other rights that are linked in any way to the price of the Company Common Shares or the value of the Company or any part thereof.

(c) There are no rights of first refusal, rights of first offer, preemptive or similar rights granted by the Company or any Company Subsidiary in respect of any class of securities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has outstanding any Indebtedness the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any Company Subsidiary on any matter. There are not any Contracts to which the Company or any of the Company Subsidiaries is bound or otherwise subject to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries. There are no proxies, voting trusts or other Contracts to which the Company or any of the Company Subsidiaries is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries other than the Related Agreements and those that are entered into after the date of this Agreement in compliance with Section 6.4 of this Agreement. There are no contractual obligations or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any Company Subsidiary.

Section 3.4 Subsidiaries.

(a) Section 3.4(a) of the Company Disclosure Letter sets forth the name of each Subsidiary of the Company (collectively, the “Company Subsidiaries”), the state or jurisdiction of its organization, the percentage of each class of voting securities of such Company Subsidiary directly or indirectly owned by the Company and, to the Knowledge of the Company, the name and percent ownership of each holder of Voting Securities of such Company Subsidiary that is not itself the Company or a Company Subsidiary. Each Company Subsidiary (i) is a corporation, limited liability company, partnership or other entity duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has all requisite corporate, limited liability company, partnership or similar power and authority to own, lease and operate its properties and to carry on its business as now conducted, and (iii) is duly qualified or licensed to do business as a foreign corporation, limited liability company, partnership or other organization and is in good standing under the laws of any jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No Company Subsidiary is in material violation of any provision of its Organizational Documents. Except as described in Section 3.4(a) of the Company Disclosure Letter, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person, and there are no silent partnerships, sub-partnerships and/or similar rights with respect to the Company or any Company Subsidiary.

(b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Company Subsidiary (collectively, the “Company Subsidiary Securities”), is owned by the Company, directly or indirectly, free and clear of all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding Derivative Securities convertible into, exchangeable for or otherwise in respect of any Company Subsidiary Securities. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. All of the Company Subsidiary Securities directly or indirectly owned by the Company have been duly authorized, are validly issued and are fully paid and nonassessable.

Section 3.5 Government Consents. The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder and the consummation of the Transaction and the transactions contemplated hereby will not, require any consent, approval, authorization or Permit of, or filing with or notification to, any Governmental Authority except for (i) requirements under the HSR Act, (ii) the applicable requirements of the Exchange Act, (iii) the FCC Consent and such other waivers or approvals of the FCC as may be required under the Communications Act and FCC Rules, (iv) the applicable notice requirements of the NYSE, and (v) the filing and recordation of the Certificate of Merger pursuant to the DGCL.

Section 3.6 Noncontravention. The execution and delivery of this Agreement by the Company do not, the execution and delivery of any joinder to any Restructuring Agreement by a Company Subsidiary before or at the Effective Time will not, and the performance of the Company’s and the Company Subsidiaries’ respective obligations hereunder and thereunder will not, (i) subject to the Stockholder Approval, violate any provision of the Organizational Documents of the Company or any Company Subsidiary, (ii) result in a violation or breach of any provision of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under any Contract or Company Plan to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets or properties may be bound, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) upon any property or asset of the Company or any Company Subsidiary, or (iv) assuming the Stockholder Approval and all consents, approvals, authorizations and Permits contemplated by Section 3.5 have been obtained, and all filings, notifications or registrations in such Section have been made, violate or conflict with any Law to which the Company or any Company Subsidiary is subject, except, in the case of clauses (ii), (iii) and (iv), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.7 SEC Reports; Financial Statements; Absence of Undisclosed Liabilities.

(a) The Company and each Company Subsidiary has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it to the SEC since December 31, 2010 (the “SEC Reports”). As of its respective date and as of the date any information incorporated by reference into it, each SEC Report (i) complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, applicable to such SEC Report and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however that no representation is made as to the accuracy of any financial projections or forward-looking statements, or the completeness of any information furnished by the Company or a Company Subsidiary to the SEC for the purpose of complying with Regulation FD promulgated under the Exchange Act. The Company has filed or duly incorporated by reference all Contracts, Company Plans and other documents or instruments required to be filed as exhibits to the SEC Reports. No issued and outstanding Common Shares are entitled to rights of rescission under state or federal securities Laws.

(b) The consolidated financial statements (including any notes or schedules thereto) included in the SEC Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented, except as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments. The consolidated balance sheets included in such financial statements present fairly in all material respects the consolidated financial position of the Company and the Company

Subsidiaries as of the respective dates thereof, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of stockholders’ equity and consolidated statements of cash flows included in such financial statements present fairly in all material respects the consolidated results of operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for the respective periods indicated, except as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal recurring year-end adjustments. The accounting books and records of the Company and the Company Subsidiaries have been, and are being, maintained in a manner that permits the Company to prepare its consolidated financial statements in conformity with GAAP, consistently applied.

(c) Except (i) as and to the extent disclosed or reserved against on the balance sheet of the Company as of December 31, 2012 included in the SEC Reports, (ii) as incurred after December 31, 2012 in the Ordinary Course of Business and, if incurred after the date hereof, not prohibited by this Agreement, or (iii) as incurred pursuant to this Agreement, neither the Company nor any Company Subsidiary has any liabilities, Indebtedness or obligations of any kind, whether known or unknown, absolute, accrued, contingent, matured, unmatured or otherwise, and whether due or to become due, and whether or not required by GAAP to be recorded or reflected on a consolidated balance sheet of the Company (or disclosed in the notes thereto), and there is no existing condition or situation which could be reasonably expected to result in any such liabilities, Indebtedness or obligations, other than those that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.7(c) of the Company Disclosure Letter, the Company and the Company Subsidiaries do not have any Indebtedness evidenced by a credit agreement, note, debenture, bond or similar security (and, for the avoidance of doubt, excluding any trade payables or other current liabilities or obligations), other than any intercompany Indebtedness.

(d) The Company has established and maintained a system of “internal control over financial reporting” (as defined in Rules 13a-15 and 15d-15 under the Exchange Act). Such internal controls are sufficient in all material respects to provide reasonable assurances regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP, consistently applied. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of the Company Board (i) all identified significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(e) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information (both financial and non-financial) required to be disclosed by the Company in reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f) The Company has not received any written notice from the staff of the SEC of any formal or informal investigations of the Company by the SEC (other than any such investigation that has been resolved prior to the date hereof). To the Knowledge of the Company, as of the date hereof, there are no pending (i) formal or informal investigations of the Company by the SEC or (ii) inspections of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board. There are no pending investigations by the audit committee of the Company Board regarding any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation.

(g) Since December 31, 2010, each of the principal executive officers and the principal financial officers of the Company has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) with respect to the SEC Reports and the statements contained in such certifications are true and correct in all material respects. Neither the Company nor any Company Subsidiary has outstanding any “extensions of credit” (within the meaning of Section 402 of Sarbanes-Oxley) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any Company Subsidiaries.

(h) Since December 31, 2010, the Company’s Chief Executive Officer has provided unqualified annual certifications to NYSE regarding NYSE’s corporate governance listing standards. The Company is in compliance with all applicable provisions of the listing and corporate governance rules of NYSE, except for any non-compliance which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(i) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand). Neither the Company nor any Company Subsidiary has or, since December 31, 2010, has had any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) or other contingent liability where the result, purpose or effect of such Contract, arrangement or liability is or was to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the SEC Reports or in the financial statements of the Company or any Company Subsidiary.

Section 3.8 Proxy Statement. At the date the Proxy Statement is mailed to the Company stockholders and at the time of the Stockholders’ Meeting, the Proxy Statement will not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The representation contained in the immediately preceding sentence will not apply to statements or omissions included in the Proxy Statement that were furnished in writing to the Company by or on behalf of Gannett or Merger Sub expressly for inclusion therein. At the date the Proxy Statement is mailed to the Company stockholders, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.9 Compliance with Law; Permits. The Company and each Company Subsidiary (i) is, and at all times since December 31, 2010 has been, in compliance with all applicable Law and (ii) has not received written notice of any violation of any applicable Law, except for such violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries (i) have all Permits required to conduct their respective businesses as now conducted and (ii) are in compliance with all such Permits except, in each case and in the aggregate, for noncompliance that has not had and could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Permits of the Company or any Company Subsidiary are valid and in full force and effect and have not been expired or been revoked, suspended, canceled, rescinded or terminated, other than those that, individually and in the aggregate, have not had and could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 FCC Matters.

(a) Section 3.10 of the Company Disclosure Letter contains a true and complete list of all Station Licenses and the corresponding Company Subsidiaries that are the holders of such Station Licenses. The Station Licenses constitute all of the licenses, Permits and other authorizations issued by the FCC in respect of the Stations. Such Station Licenses are in full force and effect and have not expired or been revoked, suspended, canceled, rescinded or terminated. The Company and each Company Subsidiary has (i) operated each Station in compliance with the Communications Laws and the Station Licenses in all material respects, (ii) timely filed all material registrations and reports required to have been filed with the FCC relating to the Station Licenses, (iii) paid or caused to be paid all FCC regulatory fees due in respect to each Station and (iv) completed or caused to be completed the construction of all facilities or changes contemplated by any of the Station Licenses or construction Permits issued to modify the Station Licenses. There are no material Legal Proceedings, applications, petitions, proceedings, or other material actions, complaints or investigations, pending or, to the Knowledge of the Company, threatened in writing before the FCC relating to any of the Stations, other than those affecting television broadcast stations generally. None of the Company or any Company Subsidiary, nor any Station, has entered into a tolling agreement or otherwise waived any statute of limitations relating to any of the Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC action, complaint, investigation or Legal Proceeding before or brought by the FCC.

(b) There is not (i) pending, or, to the Knowledge of the Company, threatened, any Legal Proceeding by or before the FCC to revoke, suspend, cancel, rescind, terminate or materially adversely modify any Station License (other than, in the case of modifications, proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability or (D) order of forfeiture, in each case, against any of the Stations, the Company or any Company Subsidiary with respect to any of the Stations that has resulted or would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such Station Licenses. The Station Licenses have been issued by the FCC for full terms customarily issued by the FCC for each class of Station, and with the terms expiring as indicated on Section 3.10 of the Company Disclosure Letter, and the Station Licenses are not subject to any condition except for those conditions appearing on the face of the Station Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 3.10 of the Company Disclosure Letter.

(c) To the Knowledge of the Company, assuming the consummation of the Restructuring effective as of the Effective Time or immediately thereafter, there are no facts or circumstances relating to any of the Stations, the Company or Company Subsidiary, which would reasonably be expected to (i) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Gannett, (ii) materially delay the obtaining of the FCC Consent, or (iii) cause the FCC to impose any material condition on its granting of the FCC Consent. The Company has no reason to believe that the FCC Applications might be challenged or might not be granted by the FCC in the ordinary course due to any fact or circumstance relating to the Company, any Company Subsidiary, or the Company’s, or any Company Subsidiary’s operation of any of the Stations or the Station Licenses.

Section 3.11 Absence of Certain Changes.

(a) Since December 31, 2012, the business of the Company and each Company Subsidiary has been conducted in the Ordinary Course of Business except for such conduct as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Since December 31, 2012, there has not been or occurred (i) any Company Material Adverse Effect or (ii) any action taken by the Company or any Company Subsidiary that, if taken during the period from the date of this Agreement through the Effective Time without Gannett’s consent, would constitute a material breach of Section 5.1(b)(i), (ii), (iii), (vi), (xi) or (xii) or Section 5.1(c).

Section 3.12 Legal Proceedings. As of the date hereof, there (a) is no material Legal Proceeding or investigation pending or, to the Knowledge of the Company, threatened against or relating to the Company or any Company Subsidiary and (b) is no material judgment, decree, injunction, ruling or order of any Governmental Authority or arbitral body outstanding against the Company or any Company Subsidiary.

Section 3.13 Taxes.

(a) The Company and each of the Company Subsidiaries has timely filed or caused to be timely filed (in each case, after giving effect to any valid extensions of time in which to make such filings) all material Tax Returns that are required to be filed by, or with respect to, the Company and the Company Subsidiaries (taking into account any applicable extension of time within which to file), and all such Tax Returns were complete and accurate in all material respects.

(b) All material Taxes and Tax liabilities of the Company and the Company Subsidiaries due and payable (whether or not shown on any Tax Return) relating to any period ending on or prior to the date hereof have been, and ending after the date hereof but on or prior to the Effective Time will be, duly and timely (after giving effect to any valid extensions of time in which to make such payment) paid or contested in good faith and accrued on the books and records of the Company and the Company Subsidiaries in accordance with GAAP.

(c) All material Taxes that the Company or any of the Company Subsidiaries is or was required by applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been paid over to the proper authorities to the extent due and payable. There are no material Liens for Taxes on any of the assets of the Company or of any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary is currently the subject of an audit or other examination relating, individually or in the aggregate, to material Tax Returns or to the payment of material Taxes of the Company or such Company Subsidiary by a Taxing Authority of any nation, state or locality nor has the Company nor any of the Company Subsidiaries received any written notice from any Taxing Authority that such an audit or examination is pending.

(e) Neither the Company nor any Company Subsidiary is presently contesting any material Tax liability of the Company or such Company Subsidiary before any Taxing Authority.

(f) To the Knowledge of the Company, none of the Company or any of the Company Subsidiaries (i) has transferee or successor liability for the unpaid material Taxes of any other Person, (ii) has granted any extension for the assessment or collection of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business), which Taxes have not since been paid, or (iii) is subject to any private letter ruling of the IRS or comparable rulings of other taxing authorities.

(g) None of the Company or any Company Subsidiary has been a beneficiary of or participated in any “listed transaction” described in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding provision of state or local Law), and the Company and each Company Subsidiary has properly disclosed all reportable transactions as required under Treasury Regulations Section 1.6011-4 (or any corresponding provision of state or local Law).

(h) Neither the Company nor any of the Company Subsidiaries is a party to any Contract providing for the allocation or sharing of a material amount of Taxes with a Person other than the Company or a Company Subsidiary (other than customary Tax gross-up or Tax indemnification provisions in credit agreements, derivatives, leases and other commercial Contracts entered into in the Ordinary Course of Business and Tax gross-up provisions included in any Equity Incentive Plan).

(i) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any person (other than a Company Subsidiary) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law, including any arrangement for group or consortium relief or similar arrangement), or as a transferee or successor, by contract, or otherwise.

Section 3.14 Intellectual Property.

(a) Section 3.14 of the Company Disclosure Letter sets forth a true and complete list of all material Intellectual Property owned by the Company or the Company Subsidiaries that is registered or subject to pending applications for registration (“Company Registered IP”). Each item of Company Registered IP is valid, subsisting and enforceable, and neither the Company nor any Company Subsidiary has received any written notice or claim challenging the validity or enforceability of such Company Registered IP or alleging any misuse of such Company Registered IP, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP, except for any issuances, registrations or applications for any Company Registered IP that the Company has permitted to expire or has cancelled or abandoned in its reasonable business judgment. Except as, individually or in the aggregate, has not had and could not be reasonably expected to have a Company Material Adverse Effect, no Company Registered IP is now involved in any interference, reissue, reexamination, opposition, and, except as noted in the preceding sentence, any cancellation or similar proceeding and, to the Knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP.

(b) The Company and the Company Subsidiaries own all right, title and interest in and to, free and clear of all Liens other than Permitted Liens, or have a valid and enforceable right to use, all material Company IP. The Company IP includes all of the Intellectual Property necessary to enable the Company and the Company Subsidiaries to conduct their businesses as such businesses are currently being conducted in all material respects.

(c) (i) To the Knowledge of the Company, no Company IP owned by the Company or a Company Subsidiary is being infringed, misappropriated or otherwise violated by any third party and (ii) neither the Company nor any Company Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party, in each case with respect to clauses (i) and (ii), that, individually or in the aggregate, has had or would reasonably be expected to result in any liability that is material to the Company or any Company Subsidiary, taken as a whole. Neither the Company nor any Company Subsidiary has received written notice of any material claims (described in subsection (i) or (ii) above) since December 31, 2010, and there are no claims against the Company or any Company Subsidiary presently pending or, to the Knowledge of the Company, threatened, alleging material infringement, misappropriation or other violation of any third-party Intellectual Property. There is no material outstanding consent decree, settlement, order, injunction, judgment or ruling restricting the use or ownership of any Company IP issued directly to the Company or any Company Subsidiary, neither the Company nor any Company Subsidiary is a party to any such material outstanding consent decree, settlement, order, injunction, judgment or ruling and, to the Knowledge of the Company, the Company and the Company Subsidiaries are not otherwise subject to any such material outstanding consent decree, settlement, order, injunction, judgment or ruling.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened claim or dispute regarding or disputing the ownership, registrability or enforceability, or use by, the Company or any Company Subsidiary of, any Company IP, except with respect to office actions in connection with applications in the ordinary course of prosecution of any applied for Company Registered IP.

(e) Except as expressly provided in the Restructuring Agreements or other agreements referred to therein, neither the execution, delivery or performance of this Agreement, nor the consummation of the Transaction or any of the transactions contemplated hereby or by the Restructuring Agreements will, with or without notice or the lapse of time or both, (i) result in any third party having or give any third party the right or option to modify or terminate any material license, covenant not to sue, immunity or other rights with respect to any Company IP, or (ii) result in any third party having or give any third party the right or option to receive, or to modify or accelerate the right or option to receive, any payment with respect to material licensed Company IP.

(f) To the Knowledge of the Company, none of the Information Systems contains any material “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to (i) disrupt, disable, harm, impair, distort or otherwise impede in any manner the operation of, or provide unauthorized access to, any of the Information Systems, or (ii) damage, destroy or misappropriate any trade secret, information, data or file on the Information Systems (collectively, “Malware”). The Company and each Company Subsidiary uses commercially available antivirus software and uses commercially reasonable efforts to protect its Information Systems from becoming infected by Malware. To the Knowledge of the Company, there have been no material breaches of Information Systems that resulted in a disclosure of any proprietary information of the Company or any Company Subsidiary, or of any personally identifiable information in the possession of the Company or any Company Subsidiary. Except as has not had and could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries (A) have implemented reasonable backup, access controls, logging, security, breach and loss detection, and loss and disaster recovery measures and technology with respect to the Information Systems and (B) are in compliance in all material respects with all applicable Laws regarding the security of the Information Systems.

Section 3.15 Title to Property.

(a) Section 3.15(a) of the Company Disclosure Letter identifies, as of the date hereof:

(i) all material real properties (by name and location) owned by the Company or any Company Subsidiary (the “Owned Property”);

(ii) all material leases, subleases and occupancy Contracts for real properties and interests in real properties leased, subleased, occupied or operated by the Company or any Company Subsidiary as lessee, sublessee or occupant (the “Leased Property”). The Owned Property and the Leased Property are referred to herein collectively as the “Real Property”; and

(iii) all material leases, subleases and occupancy Contracts for Real Property to which the Company or any Company Subsidiary is a party as lessor, sublessor or other party granting an occupancy right (the “Lessor Agreements”).

(b) Except as has not had and could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or the Company Subsidiaries have good and valid title to the Owned Property, and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, the Leased Property, sufficient to allow each of the Company and the Company Subsidiaries to conduct their business as and where currently conducted and (ii) there are no existing, pending, or to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting any of the Owned Property. With respect to each of the Real Property Leases and Lessor Agreements, (i) such Real Property Lease or Lessor Agreement is valid and binding on the Company or the Company Subsidiaries, as applicable, (ii) none of the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, any other party to such Real Property Lease or Lessor Agreement, is in material breach or material violation of, or in material default under, such Real Property Lease or Lessor Agreement and (iii) to the Knowledge of the Company, no event has occurred which would result in such a material breach or material violation of, or a material default under, such Real Property Lease or Lessor Agreement.

(c) Each of the Company and the Company Subsidiaries, in respect of all of its material properties, assets and other rights that do not constitute the Real Property (other than Intellectual Property), (i) has valid title to all such properties and assets reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use, in all material respects, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

Section 3.16 Environmental Matters.

(a) There has been no Release of any Hazardous Substance at, on, under or from any Real Property or, during the period of ownership, lease or operation by the Company or any Company Subsidiary, any real property formerly owned, leased or operated by the Company, any Company Subsidiary or any present or former Affiliate of the Company or any Company

Subsidiary that has had, or could be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is in material compliance with, and for the past five (5) years has been in material compliance with, all applicable Environmental Laws, which compliance includes having all Permits required under applicable Environmental Laws to conduct their respective businesses as now conducted, and the Company and the Company Subsidiaries are in compliance with all such Permits, except in each such case for such noncompliance as, individually and in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no suit, action, or proceeding pending or, to the Knowledge of the Company, threatened in writing asserting any liability under Environmental Law against the Company or any of the Company Subsidiaries that has had, or could be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary (i) has received any notice, notification, demand, request for information, citation, summons, complaint or order with respect to (x) any actual or alleged violation of Environmental Law, (y) any actual or alleged Release of any Hazardous Substance, or (z) it being named as a responsible party or potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or any other Environmental Law, except, in each case of this clause (i), to the extent there are no ongoing obligations or liabilities of the Company or any Company Subsidiary; or (ii) is a party to or otherwise subject to any judicial or administrative judgment, decree, order, consent order, settlement stipulation or Contract relating to any violation or alleged violation of Environmental Law or the investigation, removal, remediation, monitoring or payment of penalties, costs or damages, including natural resource damages, related to or arising out of the actual or alleged Release of any Hazardous Substance or Contaminant, in the case of (i) and (ii), which has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the Knowledge of the Company, the Owned Property does not contain any underground storage tanks, piping, septic tanks, drains, sumps, pits, ponds, impoundments, lagoons, landfills, waste piles or the unauthorized or unpermitted presence of any Hazardous Substance that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and the Company Subsidiaries have made available to Gannett all material environmental reports, Contracts, audits, studies, investigations, and other written or electronic environmental information created within the past five (5) years in its custody, possession or control concerning the Company, any Company Subsidiary, their respective businesses or operations, or any Real Property or any other real property formerly owned, leased or operated by the Company, any Company Subsidiary or any former Affiliate of the Company or any Company Subsidiary.

Section 3.17 Contracts.

(a) Except for this Agreement and, as applicable, the Restructuring Agreements and the agreements contemplated thereby, any Contract or Company Plan listed in Item 15 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, any Contract attached as an exhibit to any SEC filing by the Company between January 1, 2013 and the date hereof, and any Contract or Company Plan set forth on Section 3.17(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to or bound by any of the following as of the date hereof:

(i) any Contract or Company Plan which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) any Contract that is for network affiliation with any of the ABC, CBS, FOX, NBC, CW or MNTV (also known as MyNetworkTV or MDS) television networks or any other national television network (including, but not limited to, any Contract relating to the sharing of retransmission revenue);

(iii) any Contract or Company Plan that includes any exclusive dealing arrangement or any arrangement that grants any material right of first refusal, right of first offer, preemptive right or similar right or that limits or purports to limit in any material respect the ability of the Company or any Company Subsidiary (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation or its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or participate in any business;

(iv) any Contract for the acquisition, sale, lease or license of properties or assets of the Company or the Company Subsidiaries with a value in excess of $750,000 (by merger, purchase or sale of assets or stock or otherwise) entered into since January 1, 2013;

(v) any Contract for any acquisition or disposition pursuant to which the Company or any Company Subsidiary is subject to continuing indemnification or earn-out obligations (whether related to environmental matters or otherwise), in each case, that would reasonably be likely to result in payments by the Company or any Company Subsidiary in excess of $1,000,000;

(vi) any Collective Bargaining Agreement;

(vii) any Contract that is a “local marketing agreement” or time brokerage agreement, joint sales agreement, shared services agreement, management services agreement, local news sharing agreement or similar Contract;

(viii) any Contract relating to Program Rights that involves cash payments or cash receipts of $250,000 or more over the remaining term of such Contract;

(ix) any retransmission consent or copyright indemnification Contracts with any MVPDs that have more than twenty-five thousand (25,000) subscribers with respect to any Station;

(x) any Contract or Company Plan with on-air talent or employees or consultants to the Company or any Company Subsidiary that involves a commitment for annual consideration with a value in excess of $200,000;

(xi) any employment or similar Contract or Company Plan providing for compensation, severance or a fixed term of employment in respect of services performed by any employee of the Company or any Company Subsidiary with a value in excess of $150,000 per annum or $250,000 in the aggregate with respect to any individual employee;

(xii) any partnership, limited liability company or joint venture agreement where the Company or any Company Subsidiary, directly or indirectly, owns an equity interest in the partnership, limited liability company or joint venture;

(xiii) any Contract for capital expenditures in excess of $250,000 for any single item and $500,000 for any project consisting of multiple items;

(xiv) any Real Property Lease or Lessor Agreement;

(xv) any Contract relating to Indebtedness or under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than in the Company or any wholly-owned Company Subsidiary and other than (A) extensions of credit in the Ordinary Course of Business, (B) investments in marketable securities in the Ordinary Course of Business, and (C) any such Contract pursuant to which there are no outstanding obligations);

(xvi) any Contract (other than any Contract of the type described in clauses (i) through (xv) above) that (A) involves the payment or potential payment by or to the Company or any Company Subsidiary of more than $1,000,000 per annum or $1,500,000 in the aggregate (other than payments to the Company or any Company Subsidiary for advertising) or (B) cannot be terminated within twelve (12) months after giving notice of termination and without resulting in any material cost, penalty or liability to the Company or any Company Subsidiary.

Each Contract or Company Plan to which the Company or any Company Subsidiary is a party of the type described in clauses (i) through (xvi) of this Section 3.17(a) is referred to in this Agreement as a “Material Contract.”

(b) The Company has delivered or made available to Gannett true, correct and complete copies of each Material Contract and all amendments, modifications and side letters with respect thereto entered into prior to the date hereof. Except to the extent that it has previously expired in accordance with its terms, each Material Contract is valid and in full force and effect in all material respects, and is enforceable against the Company or any Company Subsidiary party thereto (and to the Knowledge of the Company is enforceable against each other party thereto) in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general applicability relating to or affecting creditors’ rights generally, or by general principles of equity.

(c) Except as has not, individually or in the aggregate, had and would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the Knowledge of the Company, no other party is, in breach or violation of, or in default under, any Material Contract and (ii) to the Knowledge of the Company, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both).

Section 3.18 Employee Benefit Plans; Labor Matters.

(a) Section 3.18(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each Company Plan and each employment Contract to which the Company or any Company Subsidiary is a party that, in either case, provides for change in control, termination, severance or similar payments and, in the case of employment contracts, which termination, severance or similar payments exceed the lesser of $150,000 or one times base salary. The Company has provided or made available to Gannett complete and correct copies of (i) each material Company Plan (or a description of material terms if there is no written plan document) or employment Contract required to be listed in Section 3.17(a)(x) or (xi), including all amendments and modifications thereto, and (ii) to the extent applicable with respect to material Company Plans sponsored or maintained by the Company, (A) the most recent actuarial valuation reports, (B) the most recent Form 5500 filed with the Department of Labor and all schedules thereto, (C) all current summary plan descriptions and summaries of material modifications, (D) all material trust Contracts, insurance Contracts or other funding Contracts or arrangements relating to any Company Plan, and (E) any material correspondence with the IRS, the Department of Labor or another relevant Governmental Authority concerning any Company Plan. Except as set forth in the documents provided pursuant to the foregoing sentence, neither the Company nor any Company Subsidiary has any other express or implied commitment (x) to adopt any plan or arrangement that would be a material Company Plan if in existence on the date hereof, or (y) to modify, change or terminate any material Company Plan, other than with respect to a modification, change or termination required by ERISA or the Code or that does not increase the costs to the Company of the benefits provided under such Company Plan.

(b) Each Company Plan intended to be qualified under Code Section 401(a), and the trust (if any) forming a part thereof, has received (or a request is pending for) a favorable determination letter, opinion letter or advisory letter from the IRS as to its qualification under the Code, complete and correct copies of which have been made available to Gannett. No such determination letter has been revoked and, to the Knowledge of the Company, revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination letter or application therefor in any respect (except for any amendments provided or made available to Gannett pursuant to Section 3.18(a)), and no act or omission has occurred with respect to the operation of any such Company Plan, in each case, which, either individually or in the aggregate, would reasonably be expected to cause the loss of such qualification.

(c) Except as set forth on Section 3.18(c) of the Company Disclosure Letter, neither the Company, nor any ERISA Affiliate of the Company, has in the past six (6) years maintained, sponsored or been required to contribute to a Pension Plan, or any multiemployer pension plan within the meaning of Section 3(37) of ERISA. In the six (6) years prior to the date hereof, neither the Company nor any ERISA Affiliate of the Company has incurred any material liability to the Pension Benefit Guaranty Corporation (“PBGC”) or multiemployer Pension Plan that is unsatisfied with respect to a Pension Plan (other than PBGC premiums) or the IRS under Title IV of ERISA or Code Section 412 and there is no such material liability, and, to the Knowledge of the Company, no fact or event exists which would reasonably be expected to give rise to any such material liability. There are no material unfunded obligations under any Company Plan to provide welfare benefits after Termination of Employment to any employee of the Company (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Code Section 4980B or other applicable Law and insurance conversion privileges under state Law.

(d) (i) Each Company Plan has been administered in accordance with its terms, (ii) the Company, each of its ERISA Affiliates and each Company Plan are in compliance with the currently applicable provisions of ERISA and the Code and the regulations thereunder and all other applicable Laws, (iii) none of the Company, any Company Subsidiary, any other “disqualified person” (within the meaning of Code Section 4975) or any “party in interest” (within the meaning of Code Section 3(14)) has engaged in any non-exempt prohibited transaction (within the meaning of Code Section 4975 or Section 406 of ERISA) with respect to any Company Plans that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (iv) all contributions and premiums required to have been paid by the Company or any of the Company Subsidiaries to any Company Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law have been paid within the time prescribed by any such plan, agreement or applicable Law, in the case of each of (i) through (iv), except to the extent failure to do so, individually or in the aggregate, would not be reasonably likely to result in any liability that is material to the Company and the Company Subsidiaries, taken as a whole.

(e) There are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings by or on behalf of any participant or beneficiary in any Company Plan, or otherwise involving any such Company Plan or the assets of any Company Plan, other than routine claims for benefits or claims that, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect.

(f) There has been no “reportable event” as that term is defined in Section 4043 of ERISA and the regulations thereunder with respect to any of the Company Plans subject to Title IV of ERISA which would require the giving of notice, or any event requiring notice to be provided under Section 4063(a) of ERISA.

(g) Except as described in Section 2.3, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (alone or together with any other event) or by the Restructuring Agreements would reasonably be expected to, pursuant to any Company Plan or Contract, (i) result in any material payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any current or former employee, consultant or director of the Company or any Company Subsidiaries, (ii) materially increase any benefits otherwise payable to any such individual, (iii) result in the acceleration of the time of payment or vesting of any such material benefits or (iv) give rise to the payment of any amount that would not be deductible pursuant to Code Section 280G or Code Section 162(m).

(h) Each Company Plan, employment agreement or other arrangement that is a nonqualified deferred compensation arrangement subject to Code Section 409A (each, a “Non-Qualified Deferred Compensation Plan”) complies in all material respects with the requirements thereof and the IRS guidance issued thereunder, in both form and operation. No Non-Qualified Deferred Compensation Plan or payment to be made pursuant to any Non-Qualified Deferred Compensation Plan would reasonably be expected to give rise to any Tax or penalty under Code Section 409A. Each Option granted by the Company has been granted under terms such that the option is exempt from the requirements of Code Section 409A.

(i) Section 3.18(i) of the Company Disclosure Letter sets forth a list of all collective bargaining agreements and other similar Contracts to which the Company or any Company Subsidiary is a party (“Collective Bargaining Agreements”). A complete and correct copy of each Collective Bargaining Agreement has been delivered or made available to Gannett. The Company and each Company Subsidiary has complied fully with each Collective Bargaining Agreement to which it is a party, except for such noncompliance as had not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) To the Knowledge of the Company, no labor union is, and no employees of the Company or any Company Subsidiary are, currently engaged in union organizational efforts with respect to any employees of the Company or any Company Subsidiary. As of the date hereof, there is no strike, walkout, slowdown, picketing, work stoppage or other similar material labor activity pending or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any Company Subsidiary and there has been no such activity in the last three (3) years. There are no material labor disputes currently subject to any pending grievance procedure or Legal Proceeding and there is no representation petition pending or, to the Knowledge of the Company, threatened with respect to any employee of the Company or any Company Subsidiary.

(k) Other than as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole, prior to the Effective Time or to Gannett and its Subsidiaries (including the Surviving Corporation), taken as a whole, on or after the Effective Time, (i) none of the Company or any of the Company Subsidiaries has committed any unfair labor practice, and (ii) the Company and each of the Company Subsidiaries are in compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wrongful termination, negligent hiring, worker classification of workers as independent contractors, affirmative action, drug testing, whistleblowing, prohibited discrimination, human rights, equal employment, leaves of absence, reasonable accommodation, pay equity, fair employment practices, meal and rest periods, invasion of privacy, defamation, immigration status, occupational safety and health, workers’ compensation, wages and hours (including overtime wages), compensation and hours of work.

(l) There are (i) no Legal Proceedings, claims, audits, unfair labor practice complaints, administrative matters, labor disputes or grievances pending (or, to the Knowledge of the Company, threatened); and (ii) to the Knowledge of the Company, no investigations pending or threatened before or by any Governmental Authority or arbitral body, in each case with respect to clauses (i) and (ii), relating to any such matters concerning and/or affecting the current or former employees or independent contractors of the Company or of any of the Company Subsidiaries that would be reasonably likely to result in any liability that is material to the Company and the Company Subsidiaries, taken as a whole, prior to the Effective Time or to Gannett and its Subsidiaries (including the Surviving Corporation), taken as a whole, on or after the Effective Time.

(m) Except for the Equity Incentive Plans, there are no Company Plans pursuant to which any equity securities or Derivative Securities may be issued by the Company.

Section 3.19 Insurance. Except where such breach or default or the failure to be so in force and effect, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Company Material Adverse Effect, (a) all insurance policies of the Company or any Company Subsidiary are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, (b) no coverage under any insurance policy will be adversely affected in any material respect by the Merger, and (c) neither the Company nor any Company Subsidiary is in breach of or default under, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination or modification under, any insurance policy.

Section 3.20 Takeover Laws. The Company has taken all necessary actions to render inapplicable this Agreement, the Merger and the other transactions contemplated hereby from the provisions of Section 203 of the DGCL, and neither Gannett nor any of its Affiliates is or will be an interested stockholder of the Company or any of its Subsidiaries for purposes of Section 203 of the DGCL or any other Takeover Law. No other Takeover Laws apply to this Agreement, the Restructuring or any of the transactions contemplated hereby or by the Restructuring Agreements.

Section 3.21 MVPD Matters. Section 3.21 of the Company Disclosure Letter contains, as of the date hereof, (i) a list of each retransmission consent Contract to which the Company or any Company Subsidiary is a party with any MVPD that has more than twenty-five thousand (25,000) subscribers with respect to any Station and (ii) with respect to each Station, a list of the MVPDs that, to the Knowledge of the Company, carry such Station and have more than twenty-five thousand (25,000) subscribers with respect to such Station outside of such Station’s Market. To the Knowledge of the Company, the Company or the applicable Company Subsidiaries have entered into retransmission consent Contracts with respect to each MVPD that has more than twenty-five thousand (25,000) subscribers in any of the Stations’ Markets, and no MVPD is retransmitting the signal of any Station without the authorization of the Company or the applicable Company Subsidiary. Each Station has made timely retransmission consent elections for the 2012-2014 retransmission consent election cycle with respect to each MVPD that has more than twenty-five thousand (25,000) subscribers in such Station’s Market. Since December 31, 2011 and until the date hereof, (A) no such MVPD has provided written notice to the Company or any Company Subsidiary of any material signal quality issue or has failed to respond to a request for carriage or sought any form of relief from carriage of a Station from the FCC; (B) neither the Company nor any Company Subsidiary has received any written notice from any such MVPD of such MVPD’s intention to delete a Station from carriage or to change such Station’s channel position; and (C) to the Company’s Knowledge, no MVPD that had previously carried the signal of a Station ceased to carry the signal of such Station for a period of more than 24 hours for any reason, including upon expiration of retransmission consent with respect to such Station.

Section 3.22 Certain Business Practices. Neither the Company nor any Company Subsidiary, nor, to the Knowledge of the Company, any Representative of the Company or any Company Subsidiary (acting in such capacity), has, directly or indirectly, (a) offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment, or any payment related to political activity, to any government official or employee, to any employee of any organization owned or controlled in part or in full by any Governmental Authority, or to any political party or candidate, to influence the official or employee to act or refrain from acting in relation to the performance of official duties, with the purpose of obtaining or retaining business or any other improper business advantage or (b) taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977 or any other anti-corruption or anti-bribery Law applicable to the Company or any Company Subsidiary (whether by virtue of jurisdiction or organization or conduct of business).

Section 3.23 Opinion of the Company’s Financial Advisor. The Company Board has received an opinion in writing or to be confirmed in writing, from RBC Capital Markets, LLC, dated on or proximate to the date of this Agreement, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Common Shares collectively as a group is fair to such holders from a financial point of view, and shall provide a copy thereof, solely for informational purposes, to Gannett promptly after the delivery thereof.

Section 3.24 Finder’s Fees. No Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement or by the Restructuring Agreements based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GANNETT AND MERGER SUB

Except as otherwise disclosed (i) in the Gannett Disclosure Letter (it being understood that the disclosure of an item in one (1) Section of the Gannett Disclosure Letter shall be deemed to modify and limit both (A) the representations and warranties contained in the Section to which it corresponds in number, and (B) any other representation and warranty of Gannett in this Agreement to the extent it is apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty), (ii) in Gannett’s periodic reports filed with the SEC since December 31, 2012, in each case prior to the date hereof, Gannett and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Good Standing and Qualification. Each of Gannett and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted and (c) is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Gannett Material Adverse Effect.

Section 4.2 Authorization. Each of Gannett and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of Gannett and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of Gannett and Merger Sub, as applicable, and no other corporate proceedings on the part of Gannett or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Gannett and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Gannett and Merger Sub, enforceable against each of Gannett and Merger Sub in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights, or by general equity principles.

Section 4.3 Government Consents. The execution and delivery by Gannett and Merger Sub of this Agreement do not, and the performance of their respective obligations hereunder will not, require any consent, approval, authorization or Permit of, or filing with or notification to, any Governmental Authority except for (i) requirements under the HSR Act, (ii) the applicable requirements of the Exchange Act, (iii) the FCC Consent and such other waivers or approvals of the FCC as may be required under the Communications Act and FCC Rules, (iv) the applicable notice requirements of the NYSE, (v) the filing and recordation of the Certificate of Merger pursuant to the DGCL, and (vi) any consent, approval, authorization, Permit, filing or notification, the failure of which to make or obtain, individually or in the aggregate, has not had and would not reasonably be expected to have a Gannett Material Adverse Effect.

Section 4.4 Noncontravention. The execution and delivery by Gannett and Merger Sub of this Agreement do not, and the performance of their respective obligations hereunder will not, (i) violate any provision of the Organizational Documents of Gannett or Merger Sub, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any material contract (as such term is used in Item 601 of SEC Regulation S-K) to which Gannett or Merger Sub is a party or by which it or any of its assets or properties may be bound, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) upon any property or asset of Gannett or Merger Sub, or (iv) assuming all consents, approvals, authorizations and Permits contemplated in Section 4.3 have been obtained, and all filings, notifications or registrations in such provision have been made, violate or conflict with any Law to which Gannett or Merger Sub is subject, except, in the case of clauses (ii), (iii) and (iv), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which have not had and would not reasonably be expected to have, individually or in the aggregate, a Gannett Material Adverse Effect.

Section 4.5 Information in Proxy Statement. None of the information furnished in writing by or on behalf of Gannett or Merger Sub expressly for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Legal Proceedings. As of the date hereof, there (a) is no Legal Proceeding pending or, to the Knowledge of Gannett, threatened against Gannett or any of its Affiliates, the outcome of which, individually or in the aggregate, could reasonably be expected to have a Gannett Material Adverse Effect, and (b) is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against Gannett or any of its Affiliates which, individually or in the aggregate, has had or could reasonably be expected to have a Gannett Material Adverse Effect.

Section 4.7 Availability of Funds. Gannett has the financial capacity to perform its obligations under this Agreement and to cause Merger Sub to perform its obligations under this Agreement. Gannett has (or has access to), and will cause Merger Sub to have (or have access to), and at or prior to the Effective Time will have sufficient funds to pay the aggregate Merger Consideration contemplated by this Agreement and to perform the other obligations of Gannett and Merger Sub contemplated by this Agreement.

Section 4.8 FCC Qualification.

(a) Gannett is legally, financially and otherwise qualified to be the licensee of, and to acquire, own, operate and control, the Retained Stations under the Communications Laws, including the provisions relating to media ownership and attribution, foreign ownership and control and character qualifications. To the Knowledge of Gannett, there are no facts or circumstances that would, under the Communications Laws or any other applicable Law, disqualify Gannett as the transferee of control of any of the Retained Station Licenses or as the owner and operator of the Retained Stations. Assuming consummation of the Restructuring at the Effective Time, except as set forth in the Gannett Disclosure Letter (x) no waiver of or exemption, whether temporary or permanent, from any provision of the Communications Laws, or (y) any divestiture or other disposition by Gannett or any of its Affiliates of any asset or property, is necessary for the FCC Consent to be obtained, in the case of each of (x) and (y) under the Communications Laws in effect as of the date hereof. To the Knowledge of Gannett, except as set forth in the Gannett Disclosure Letter, there are no facts or circumstances related to the FCC qualifications of Gannett or any of its Affiliates which might reasonably be expected to (i) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Gannett, (ii) materially delay the obtaining of the FCC Consent, or (iii) cause the FCC to impose any material condition on its granting of the FCC Consent.

(b) Each Restructuring Assignee is legally, financially and otherwise qualified to be the licensee of, and to acquire, own, operate and control, the applicable Assigned Stations under the Communications Laws, including the provisions relating to media ownership and attribution, foreign ownership and control, and character qualifications. To the Knowledge of Gannett, there are no facts or circumstances that would, under the Communications Laws or any other applicable Law, disqualify the Restructuring Assignees as the assignees of the applicable Assigned Station Licenses or as the owner and operator of the Assigned Stations. Except as set forth in the Gannett Disclosure Letter (x) no waiver of or exemption from, whether temporary or permanent, any provision of the Communications Laws, or (y) any divestiture or other disposition by the Restructuring Assignees or any of their respective Affiliates of any asset or property, is necessary for the FCC Consent to be obtained with respect to the Restructuring Applications, in the case of each of (x) and (y) under the Communications Laws in effect as of the date hereof. To the Knowledge of Gannett, there are no facts or circumstances related to the FCC qualifications of the Restructuring Assignees or of any of their respective Affiliates, which might reasonably be expected to (i) result in the FCC’s refusal to grant the FCC Consent with respect to the Restructuring or otherwise disqualify any Restructuring Assignee, or (ii) solely with respect to the FCC Consent relating to the transactions contemplated by the Restructuring Agreement to which such Restructuring Assignee is a party, (A) materially delay the obtaining of such FCC Consent, or (B) cause the FCC to impose any material condition on its granting of such FCC Consent.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Business by the Company Pending the Merger.

(a) From the date hereof until the Effective Time or earlier termination of this Agreement in accordance with its terms, or except as listed on Section 5.1 of the Company Disclosure Letter, otherwise expressly permitted or contemplated by this Agreement or required by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, (i) use commercially reasonable efforts to conduct its business in the Ordinary Course of Business (including operating, in all material respects, in compliance with the Communications Laws) and (ii) use commercially reasonable efforts to (A) preserve substantially intact its business organization, (B) preserve its current beneficial relationships with any Persons (including, but not limited to, suppliers, partners, contractors, distributors, customers, advertisers, licensors and licensees) with which it has material business relations, (C) retain the services of its officers and key employees, (D) comply in all material respects with all applicable Laws and the requirements of all Material Contracts and material Company Plans, and (E) keep in full force and effect all material insurance policies maintained by the Company and the Company Subsidiaries or other insurance policies substantially similar thereto.

(b) In addition to and without limiting the generality of the foregoing, from the date hereof until the Effective Time or earlier termination of this Agreement in accordance with its terms, or except as listed on Section 5.1 of the Company Disclosure Letter, otherwise expressly permitted or contemplated by this Agreement or required by applicable Law, neither the Company nor any Company Subsidiary shall, without Gannett’s prior written consent:

(i) amend or adopt or propose any change in its Organizational Documents;

(ii) declare, set aside or pay any stockholder dividend or other distribution, except for (A) any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary, (B) the declaration and payment of regular quarterly cash dividends in an amount no greater than $0.08 per Common Share per quarter, with the timing of such regular quarterly dividends to be in accordance with the Company’s practice for the four (4) most recent fiscal quarters prior to the date hereof, and (C) the accrual and payment of regular quarterly dividend equivalents in respect of RSUs in the Ordinary Course of Business in an amount no greater than $0.08 per Common Share per quarter, with the timing of such regular quarterly dividend equivalents to be in accordance with the Company’s practice for the four (4) most recent fiscal quarters prior to the date hereof;

(iii) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or a substantial equity or voting interest in any Person, except that a Company Subsidiary may merge or consolidate with another Company Subsidiary, or (B) any assets that would be material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except, with respect to clause (B), in the Ordinary Course of Business;

(iv) sell, lease, license, subject to a Lien (other than a Permitted Lien) or otherwise surrender, relinquish or dispose of any material assets or property of the Company or any Company Subsidiary, other than (A) in the Ordinary Course of Business (including licenses of Intellectual Property), or (B) pursuant to existing written contracts or commitments;

(v) (A) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any Derivative Securities) or enter into any amendment of any material term of any of its outstanding securities (other than issuances of Common Shares (x) in respect of Options outstanding on the date hereof and (y) in respect of RSUs outstanding on the date hereof), (B) accelerate the vesting of any Options or RSUs (other than pursuant to this Agreement or as required pursuant to preexisting contractual commitments), (C) split, combine or reclassify any shares, stock or other equity interests of the Company or any Company Subsidiary or (D) purchase or redeem any shares of capital stock of the Company or any Company Subsidiary or any other equity interests or any Derivative Securities in respect thereof, other than (x) as otherwise contractually required pursuant to a written Contract in effect prior to the execution of this Agreement, (y) any such purchases or redemptions by a wholly-owned Company Subsidiary with respect to such Company Subsidiary’s own capital stock or other equity interests or (z) in connection with the exercise of Options or the vesting of RSUs (including in connection with any required withholding Taxes related to such exercise or vesting) outstanding as of the date of this Agreement;

(vi) incur, guarantee or assume any Indebtedness (including the issuance, sale or guarantee of any debt securities) or make any loans, advances or capital contributions to, or investments in, any Person or modify any of the foregoing, other than (A) in the Ordinary Course of Business or (B) any Indebtedness, loan, advance, capital contribution or investment between the Company and any wholly-owned Company Subsidiary or among wholly-owned Company Subsidiaries not involving any third party;

(vii) grant (A) any increase in the base salary of their respective employees, (B) any bonus or incentive compensation to any of their respective employees, or (C) any other compensation or change of control arrangement with any of their respective employees, in each case, other than pursuant to the currently existing terms of any written Contracts, pursuant to mandatory provisions of currently existing Company Plans or, with respect to employees other than executive officers (as such term is defined in Rule 3b-7 under the Exchange Act) of Belo, in the Ordinary Course of Business;

(viii) establish or enter into any new arrangement constituting a Company Plan or materially amend or modify any existing Company Plan (other than, in each case, with respect to agreements for new hires in the Ordinary Course of Business or as may be required by applicable Law),

(ix) other than in the Ordinary Course of Business, hire any employee or terminate the employment of any executive officer of the Company (other than any termination as a result of cause);

(x) enter into any new, or materially modify the terms of any existing, Collective Bargaining Agreement (other than the renewal of any Collective Bargaining Agreement in the Ordinary Course of Business or any modifications that would not reasonably be expected to result in material liability, obligation of or restriction on the Company or any of the Company Subsidiaries (prior to the Effective Time) or Gannett or any of its Subsidiaries (including the Surviving Corporation on or after the Effective Time));

(xi) change any method of accounting or accounting principles or practices followed by the Company or any Company Subsidiary, except for any such change required by a change in GAAP or applicable Law;

(xii) pay, discharge, settle or satisfy any Legal Proceeding, claim or obligation to a qualified defined benefit pension plan in connection with a settlement with a Governmental Authority which payment, discharge, settlement or satisfaction could reasonably be expected to limit or restrict the operation of the business of the Company or any Company Subsidiary in any material respect, or could require the payment by the Company or any Company Subsidiary of an amount in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate, after taking into account any insurance payments available therefor; provided, that the Company may settle or compromise any litigation in connection with this Agreement or the transactions contemplated hereby without Gannett’s prior written consent to the extent that all such settlements, collectively, do not require the payment by the Company and the Company Subsidiaries of an amount in excess of Seven Hundred Fifty Thousand Dollars ($750,000) in the aggregate;

(xiii) terminate or cancel any insurance coverage maintained by the Company or any Company Subsidiary with respect to any material assets without replacing such coverage with a comparable amount of insurance coverage, other than in the Ordinary Course of Business;

(xiv) make or authorize any new capital expenditures other than those set forth in the budget provided to Gannett prior to the date hereof and capital expenditures in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate;

(xv) (A) fail to use all commercially reasonable efforts to maintain in full force and effect in accordance with their respective terms and conditions, any of the Station Licenses, or to not take or fail to take any action that could reasonably be expected to cause the FCC or any other Governmental Authority to institute proceedings for the suspension, revocation or adverse modification of any of the Station Licenses in any material respect, or (B) enter into any FCC consent decree with respect to any Station or any of the Station Licenses if such FCC consent decree may survive the Closing Date or if such FCC consent decree involves the payment by the Company and/or any Company Subsidiaries of more than One Hundred Thousand Dollars ($100,000);

(xvi) make or change any material Tax election, adopt or change any material period in respect of Taxes, adopt or change any material method of Tax accounting, file any material amended Tax Return or settle, compromise or surrender any material Tax liability, claim or refund, enter into any closing Contract relating to material Taxes, file any material Tax Return that is inconsistent with past practice, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (except extensions of time to file Tax Returns obtained in the Ordinary Course of Business), in each case except in the Ordinary Course of Business;

(xvii) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xviii) write down any of its material consolidated assets, except pursuant to applicable Law or GAAP; or

(xix) agree or commit to do any of the foregoing.

(c) In addition to and without limitation of the foregoing, from the date hereof until the Effective Time or earlier termination of this Agreement in accordance with its terms, or except as listed on Section 5.1 of the Company Disclosure Letter, otherwise expressly permitted or contemplated by this Agreement or required by applicable Law, neither the Company nor any Company Subsidiary shall (i) enter into any new Contract or Company Plan that (x) would have been a “Material Contract” if it had been entered into prior to the date of this Agreement, (y) would be binding on Gannett or any of its Affiliates after the Effective Time and (z) involves the payment or potential payment by or to the Company or any Company Subsidiary of more than $1,000,000 per annum or $2,500,000 in the aggregate (other than payments to the Company or any Company Subsidiary for advertising), or (ii) materially amend, supplement, extend, renew, restate or otherwise change any Contract or Material Contract that involves the payment or potential payment by or to the Company or any Company Subsidiary of more than $1,000,000 per annum or $5,000,000 in the aggregate (other than payments to the Company or any Company

Subsidiary for advertising), if such Contract or Material Contract (as amended, supplemented, extended, renewed, restated or otherwise changed) would be binding on Gannett or any of its Affiliates after the Effective Time.

Section 5.2 Conduct of Business by Gannett and Merger Sub Pending the Merger. Gannett and Merger Sub each agrees that, from the date of this Agreement until the Effective Time, except as contemplated by this Agreement, it shall use its reasonable best efforts to not take and cause to not be taken any action that (a) could reasonably be expected to materially delay or impair the consummation of the Transaction, or propose, announce an intention, enter into any Contract or otherwise make a commitment to take any such action, or (b) would reasonably be expected to cause any of its representations or warranties contained herein to become inaccurate in any material respect or any of the covenants of by which it is bound to be breached in any material respect.

Section 5.3 No Control over Company’s Business. Nothing contained in this Agreement is intended to give Gannett or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

ARTICLE VI

CERTAIN COVENANTS OF THE PARTIES

Section 6.1 Access and Information. Upon reasonable prior notice and subject to applicable Law, from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, the Company shall, and shall cause the Company Subsidiaries and the Representatives of the Company and the Company Subsidiaries to, afford to Gannett and its Representatives reasonable access during normal business hours and without undue disruption of normal business activity, during the period prior to the earlier of the Effective Time and the termination of this Agreement to all of its books, records, properties, premises and personnel and all other financial, operating and other data and information regarding the Company or any of the Company Subsidiaries as Gannett may reasonably request. Notwithstanding the foregoing, the Company and the Company Subsidiaries shall not be obligated to provide access to any information that, in the reasonable judgment of the Company, (a) would result in the loss of attorney-client privilege with respect to such information (provided, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that would not reasonably be expected to jeopardize the attorney-client privilege), (b) would result in a breach of any Contract to which the Company or any of the Company Subsidiaries is a party (except for Contracts that must be disclosed for the Company to comply with its obligations hereunder), or (c) the disclosure of which, after the Company’s consultation with counsel, would violate any applicable Law; provided, that the Company shall provide access to such information to the maximum extent that disclosure would not result in the events described in clauses (a) through (c), and, upon Gannett’s written request, the Company shall use reasonable efforts to obtain a waiver in respect of information subject to clause (b). All information provided pursuant to this Section 6.1 shall be subject to the terms of the letter agreement between Gannett and the Company, dated November 28, 2012 (the “Nondisclosure Agreement”), to the extent such information constitutes “Company Evaluation Materials” as defined therein; provided, this Agreement shall amend the Nondisclosure Agreement to (i) permit use and disclosure of Company Evaluation Materials in connection with the parties’ obligations under Section 6.5 and in connection with any Legal Proceeding in respect of this Agreement, the Restructuring Agreements or the transactions contemplated hereby or thereby, (ii) permit disclosure of Company Evaluation Materials in compliance with Section 6.6, (iii) delete clauses (i) and (ii) of the first paragraph of page 3 and the carry-over paragraph at the top of page 3 of the Nondisclosure Agreement, and (iv) provide that the obligations of Gannett thereunder terminate as of the Effective Time. No investigation pursuant to this Section 6.1 shall affect any representations or warranties made herein, rights of the respective parties hereunder or the conditions to the obligations of the respective parties to consummate the Merger and the other transactions contemplated by this Agreement. Gannett shall schedule and coordinate all inspections with the Company and shall give the Company at least three (3) Business Days prior written notice thereof, setting forth the inspection or materials that Gannett or its Representatives intend to conduct or review, as applicable.

Section 6.2 Proxy Statement.

(a) Promptly following the date hereof, the Company shall, with the assistance of Gannett, prepare, and the Company shall file with the SEC, a proxy statement relating to the approval by the stockholders of the Company of this Agreement and all other transactions contemplated hereby that, under applicable Law or NYSE rules, require stockholder approval (as amended or supplemented from time to time, the “Proxy Statement”). Gannett and the Company shall cooperate with one another in connection with the preparation of the Proxy Statement and shall furnish all information concerning such party as the other party may reasonably request in connection with the preparation of the Proxy Statement. Gannett and the Company shall each use their reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company will file a definitive Proxy Statement and cause the Proxy Statement to be delivered to the stockholders of the Company as permitted by the Exchange Act as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC. The Company will cause the Proxy Statement to include the opinion of the Company’s financial advisor referred to in Section 3.23.

(b) Each of Gannett and the Company shall as promptly as reasonably practicable notify the other of (i) the receipt of any comments from the SEC and all other written correspondences and oral communications with the SEC relating to the Proxy Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto. All filings by the Company with the SEC and deliveries by the Company to the stockholders of the Company, in each case in connection with the transactions contemplated hereby (including the Proxy Statement and any amendment or supplement thereto and the Form 8-K announcing the entry into this Agreement), shall be subject to the reasonable prior review and comment of Gannett.

(c) If at any time prior to the Effective Time any information relating to the Company, Gannett or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Gannett or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, delivered to the stockholders of the Company.

Section 6.3 Stockholders’ Meeting. The Company shall, in accordance with its Organizational Documents and applicable Law, promptly and duly call and give notice as promptly as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC, and shall convene and hold as promptly as practicable thereafter, a meeting of the stockholders of the Company (the “Stockholders’ Meeting”) for the sole purpose of seeking the Stockholder Approval and the approval by the stockholders of the Company of all other transactions contemplated hereby that, under applicable Law or NYSE rules, require stockholder approval. Except as otherwise provided in Section 6.4(d), the Company shall recommend approval of this Agreement and include in the Proxy Statement such recommendation from the Company Board and, unless an Adverse Recommendation Change occurs, shall take all lawful action to solicit and obtain the approval of the stockholders of each matter to be voted on at the Stockholders’ Meeting. Further, if the Company is unable to obtain a quorum of its stockholders at the Stockholders’ Meeting, the Company may adjourn the Stockholders’ Meeting if necessary in order to obtain a quorum of its stockholders.

Section 6.4 Acquisition Proposals.

(a) The Company shall, and shall cause the Company Subsidiaries and the Company’s and the Company Subsidiaries’ respective Representatives to, immediately cease and terminate any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, and use commercially reasonable efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by the Company, the Company Subsidiaries or their respective Representatives. The Company shall not, nor shall it authorize or knowingly permit any Company Subsidiary or any of its or their respective Representatives to, directly or indirectly, except as expressly provided in this Section 6.4, (i) solicit, initiate, induce, encourage or knowingly facilitate (including by way of furnishing information) the making of any Acquisition Proposal or any inquiry, proposal, request for information or offer that would reasonably be expected to lead to an Acquisition Proposal (an “Acquisition Inquiry”), (ii) other than with Gannett, Merger Sub or their respective Representatives, enter into, continue, have or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Acquisition Proposal or any Acquisition Inquiry, (iii) approve, accept, endorse or recommend any Acquisition Proposal or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or Acquisition Inquiry, or (iv) enter into any Contract with respect to any of the actions described in clauses (i) through (iii) of this Section 6.4(a).

(b) Notwithstanding the foregoing or any other provision of this Agreement or any Related Agreement to the contrary, if at any time after the date hereof and prior to the receipt of the Stockholder Approval, (i) the Company or any Company Subsidiary receives a bona fide, written Acquisition Proposal (other than as a result of a breach of this Section 6.4) and (ii) the Company Board has in good faith determined, (A) after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and such Acquisition Proposal has not been withdrawn, and (B) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, then the Company may (x) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to an executed confidentiality agreement with such Person with confidentiality provisions no less favorable in the aggregate to the Company than those contained in the Nondisclosure Agreement then in effect, provided, that a copy of all such information not previously provided to Gannett (or its Representatives) shall be provided to Gannett prior to or contemporaneously with providing such Person with such information, and (y) engage in discussions and negotiations with respect to such Acquisition Proposal with the Person making such Acquisition Proposal and its Representatives.

(c) The Company shall provide Gannett orally and in writing as promptly as reasonably practicable (and no later than twenty-four (24) hours after receipt and at least twenty-four (24) hours prior to furnishing information permitted under Section 6.4(b) to any Person making an Acquisition Proposal) of any Acquisition Proposal or Acquisition Inquiry, the material terms and conditions of any such Acquisition Proposal (including any changes thereto) or Acquisition Inquiry and the identity of the Person making any such Acquisition Proposal or Acquisition Inquiry and, if in writing, shall provide Gannett with a copy of such Acquisition Proposal or Acquisition Inquiry. The Company shall keep Gannett reasonably informed of the status (including any changes to the material terms and conditions thereof) of any such Acquisition Proposal or Acquisition Inquiry. The Company agrees that neither it nor any Company Subsidiary will enter any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to Gannett.

(d) The Company Board shall not, directly or indirectly, (i) (A) withdraw (or amend or modify in a manner adverse to Gannett) or publicly propose to withdraw (or amend or modify in a manner adverse to Gannett), the approval, adoption, recommendation or declaration of advisability of this Agreement or the Merger and the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) (it being understood that any such disclosure other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, shall constitute an Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the recommendation of the Merger by the Company Board in such disclosure) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract (other than a confidentiality agreement referred to in Section 6.4(b)) (A) constituting or that could reasonably be expected to lead to any Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, that, in the case of this clause (ii), the Company shall not be prohibited from entering into any such Contract or document if, subject to compliance with the other provisions of this Section 6.4, it concurrently terminates this Agreement pursuant to Section 8.1(d)(ii) and pays Gannett the Termination Fee. Notwithstanding anything to the contrary contained herein, but subject to the Company’s compliance with the other provisions of this Section 6.4, at any time prior to obtaining the Stockholder Approval, the Company Board may make an Adverse Recommendation Change related to an Acquisition Proposal or take an action described in clause (ii) of this Section 6.4 if (A) the Company Board has in good faith determined that, (x) after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is and continues to be a Superior Proposal and such Acquisition Proposal has not been withdrawn, and (y) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, (B) the Company Board shall have first provided prior written notice to Gannett that it is prepared to make an Adverse Recommendation Change or accept a Superior Proposal (a “Superior Proposal Notice”), which Superior Proposal Notice shall contain a description of the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be an Adverse Recommendation Change) and, if in writing, include a copy of such Proposal, and (C) Gannett does not make, within five (5) Business Days after receipt of the Superior Proposal Notice, a written proposal setting forth revised terms and conditions of this Agreement that would, in the good faith judgment of the Company Board, after consultation with its outside legal counsel and its financial advisors, cause the offer previously constituting a Superior Proposal no longer to constitute a Superior Proposal (a “Superior Proposal Counternotice”). If Gannett has in good faith delivered a Superior Proposal Counternotice to the Company during the five (5) Business Day period after receipt of the Superior Proposal Notice, then the Company shall negotiate in good faith with Gannett for the three (3) Business Day period following the Company’s receipt of the Superior Proposal Counternotice regarding any such revisions to the terms and conditions of this Agreement set forth in such Superior Proposal Counternotice. Any material changes to the financial terms or any material change to other material terms of such Superior Proposal occurring prior to the making of an Adverse Recommendation Change pursuant to this Section 6.4(d) by the Company Board or the Company terminating this Agreement pursuant to Section 8.1(d) shall require the Company to deliver to Gannett a new Superior Proposal Notice, give Gannett a new five (5) Business Day period following receipt of such Superior Proposal Notice for Gannett to deliver a Superior Proposal Counternotice, and give the parties a new three (3) Business Day negotiating window if Gannett delivers the Company a Superior Proposal Counternotice during such period.

(e) The Company agrees not to release any Person from, or to amend or waive any provision of, any confidentiality, standstill or similar Contract to which the Company is or becomes a party in connection with an Acquisition Proposal or Acquisition Inquiry, unless the Company Board has in good faith determined, (i) after consultation with its outside counsel and financial advisors, that the offer or proposal to which such Contract relates is, or is reasonably likely to lead to, a Superior Proposal, and (ii) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law.

(f) The Company shall ensure that its Representatives and the Representatives of the Company Subsidiaries are aware of the provisions of this Section 6.4, and the Company acknowledges and agrees that any action taken by or at the direction of any Company director or officer that, if taken by the Company, would constitute a breach of this Section 6.4, will be deemed to constitute a breach of this Section 6.4 by the Company.

Section 6.5 Further Action; Regulatory Approvals.

(a) Subject to the terms and conditions herein provided, the Company, Gannett and Merger Sub shall, and shall cause their respective controlled Affiliates to, use reasonable best efforts to:

(i) obtain as promptly as practicable any necessary permits, consents, approvals, waivers and authorizations of, actions or nonactions by, and make as promptly as practicable all necessary filings and submissions with, any Governmental Authority or any third party necessary in connection with the consummation of the transactions contemplated by this Agreement and, as applicable, the Restructuring Agreements;

(ii) (A) avoid a Legal Proceeding, petition to deny, objection or investigation, whether judicial or administrative and whether brought by a Governmental Authority or other Person, and (B) avoid the entry of, or to effect the dissolution of, any injunction, stay, temporary restraining order or other order in any such Legal Proceeding, petition to deny, objection or investigation, in the case of clauses (A) and (B), challenging this Agreement or any Restructuring Agreement or the transactions contemplated hereby or thereby or that would or would be reasonably likely to otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Transaction and the other transactions contemplated by this Agreement and the Restructuring Agreements;

(iii) cooperate at Gannett’s cost (A) to facilitate mailing of a notice of redemption under the Supplemental Indenture within three (3) Business Days after the Effective Time for the redemption of all of the Company’s outstanding 8% Senior Notes due November 15, 2016, including, but not limited to, providing such notices, officer’s certificates, resolutions of the Company Board, opinions of counsel and other documents, and taking such other actions, as may be reasonably requested by Gannett in connection with such redemption, (B) to facilitate termination of the Company’s revolving credit facility, including by providing the administrative agent thereunder with notice of termination no later than five (5) Business Days before the Closing, to be effective no later than three (3) Business Days after the Effective Time, and (C) to facilitate the assumption by Gannett of, or the substitution of Gannett for the Company under, the Company’s outstanding 7  3/4% Senior Debentures due June 1, 2027 and 7  1/4% Senior Debentures due September 15, 2027 (collectively, the “Debentures”) pursuant to the terms of the Indenture, effective as of or after the Effective Time, as reasonably requested by Gannett, including (x) providing such notices, officer’s certificates, resolutions of the Company Board, opinions of counsel and other documents and taking such other actions, using its commercially reasonable efforts to cause Gannett to be substituted for Belo as successor corporation under Section 9.1 of the Indenture, and (y) using its commercially reasonable efforts to solicit the consent of the holders of each series of Debentures to the substitution of Gannett as the successor corporation to the Company pursuant to Section 9.2 of the Indenture, in each case as may be reasonably requested by Gannett in connection with such assumption or substitution, as applicable;

(iv) upon the request of Gannett and at its expense, the Company shall reasonably cooperate with and assist Gannett and Gannett’s independent public accountants in the compilation and preparation of all financial statements and financial statement schedules of the Company and its Subsidiaries (prepared in accordance with GAAP) and reports and consents of the Company’s independent accountants as may be necessary for Gannett to comply with SEC or other reporting and disclosure requirements. If requested by Gannett, the Company shall deliver to Gannett or its or the Company’s independent public accountants all engagement letters and management representation letters as may be reasonably requested by Gannett or such accountants, which shall cover such periods as Gannett may reasonably request. In connection with the foregoing, the Company shall use its reasonable best efforts to cause its independent public accountants to cooperate with and assist Gannett and its independent public accountants in the preparation of the financial statements contemplated by this Section 6.5 (a)(iv), including such cold comfort letters from the Company’s independent public accountants as may be reasonably requested in connection with any reports, registration statements, consent or information statements, offering circulars, placement memoranda or other disclosure documents;

(v) cooperate with each other in (A) determining which filings are required to be made prior to the Effective Time with, and which material consents, approvals, Permits, notices or authorizations are required to be obtained prior to the Effective Time from, Governmental Authorities or third parties in connection with the execution and delivery of this Agreement and related agreements, including the Restructuring Agreements, and consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, approvals, Permits, notices or authorizations;

(vi) cause the conditions to the Merger set forth in Article VII to be satisfied as promptly as reasonably practicable; and

(vii) take, or cause to be taken, all other actions and do, or cause to be done, and cooperate with each other in order to do, all other things necessary or appropriate to consummate the transactions contemplated hereby and by the Restructuring Agreements as soon as practicable.

In connection with the foregoing, and to the extent permitted by applicable Law, the Company, on the one hand, will provide Gannett, and Gannett, on the other hand, will provide the Company, with copies of any material correspondence, filing or communication (or oral summaries or memoranda setting forth the substance thereof) between such party or any of its Representatives and any third party with respect to the obligations set forth in this Section 6.5. Prior to submitting or making any such correspondence, filing or communication to any Governmental Authority or members of their respective staffs, to the extent permitted by applicable Law, the parties shall first provide the other party with a copy of such correspondence, filing or communication in draft form and give such other party a reasonable opportunity to discuss its content before it is submitted or filed with the relevant Governmental Authorities, and shall consider and take account of all reasonable comments timely made by the other party with respect thereto. To the extent permitted by applicable Law, each of the parties shall ensure that the other party is given the opportunity to attend any meetings with or other appearances before any Governmental Authority with respect to the transactions contemplated by this Agreement.

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(b) For purposes of this Section 6.5, “reasonable best efforts” shall include (i) diligently prosecuting the FCC Applications, (ii) vigorously defending, contesting and objecting to any claims, Legal Proceedings, petitions to deny, objections or other proceedings, whether judicial or administrative, by or before any Governmental Authority or arbitral body challenging the Transaction, including this Agreement, the Restructuring Agreements or the transactions contemplated hereby or thereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Transaction and the other transactions contemplated by this Agreement and the Restructuring Agreements, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority or arbitral body vacated or reversed, and (iii) executing settlements, undertakings, consent decrees, stipulations or other Contracts; provided, however, that, notwithstanding any provision of this Agreement to the contrary, other than with respect to Auxiliary Measures, Gannett shall not be required to (A) waive any substantial rights or accept any substantial limitation on its operations, in each case, in respect of any Material Assets, or to dispose of any Material Assets; or (B) dispose of any assets, or otherwise take or agree to take any action or agree or consent to any limitations or restrictions on freedom of action with respect to, or its ability to retain, or make changes in, any such businesses, assets, licenses, services or operations of Gannett, Merger Sub, the Company or the Surviving Corporation (or any of their respective Affiliates) that, individually or in the aggregate, would be reasonably expected to have a Company Material Adverse Effect or Gannett Material Adverse Effect, as applicable.

(c) Without limiting the generality of Section 6.5(a) and Section 6.5(b) above:

(i) Within five (5) Business Days of the date of this Agreement, the Company, Gannett and Merger Sub, as applicable, shall file, and the Company shall cause the applicable Company Subsidiaries to file, applications with the FCC requesting the grant of its consent (A) with respect to the transfer of control of the Company and the Company Subsidiaries to Gannett as contemplated by the Merger (the “Merger Applications”), and (B) with respect to the assignment of the Assigned Stations and the Assigned Station Licenses to the Restructuring Assignees, as contemplated by the Restructuring Agreements (the “Restructuring Applications” and, together with the Merger Applications, individually and collectively, the “FCC Applications”). The Company, Gannett and Merger Sub shall, and the Company shall cause the Company Subsidiaries to, use reasonable best efforts to obtain the FCC Consent as promptly as practicable. Gannett and the Company shall bear the cost of FCC filing fees relating to the Merger Applications equally. Except as otherwise contemplated by the proviso of Section 6.5(b), no party hereto shall take (or permit its controlled Affiliates to take) any action that would, or omit to take (or permit its controlled Affiliates to omit to take) any action the failure of which to take would have, or would reasonably be expected to have, the effect of materially delaying the grant of the FCC Consent. The Company and Gannett, as applicable, shall, and the Company shall cause the applicable Company Subsidiaries to, each oppose any petitions to deny or other objections filed with respect to the FCC Applications to the extent such petition or objection relates to such Person in respect of the Transaction. As may reasonably be necessary or advisable to facilitate the grant of the FCC Consent with respect to the

Restructuring Applications, the Company shall, and the Company shall cause each applicable Company Subsidiary to, promptly enter into customary assignment or other arrangements, as may be requested by the FCC to resolve any complaints with the FCC relating to any FCC License with respect to any Station.

(ii) Within five (5) Business Days of the date of this Agreement, the Company, Gannett and Merger Sub shall make any required filings with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”)pursuant to the HSR Act, with respect to the transactions contemplated hereby, including a request for early termination of the waiting period thereunder, and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation. Any filing fees payable under the HSR Act relating to the transactions contemplated hereby shall be borne equally by Gannett and the Company.

(d) In connection with the expiration of the Station Licenses as set forth in Section 3.10 of the Company Disclosure Letter, if, at any point prior to the Effective Date, an application for the renewal of any Station License (a “Renewal Application”) must be filed pursuant to the Communications Laws, the Company shall, and the Company shall cause the applicable Company Subsidiaries to, timely execute, file and prosecute with the FCC such Renewal Application in accordance with this Section 6.5(d). In order to avoid disruption or delay in the processing of the FCC Applications, Gannett shall, and shall cause its Affiliates to, agree (i) as part of the FCC Applications, to request that the FCC apply its policy of permitting the transfer of control or assignment of FCC Licenses in transactions involving multiple stations to proceed, notwithstanding the pendency of any application for the renewal of any FCC License, and (ii) to make such representations and undertakings as are necessary or appropriate to invoke such policy, including undertakings to assume, as between the parties and the FCC, the position of the applicant before the FCC with respect to any pending Renewal Application and to assume the corresponding regulatory risks relating to any such Renewal Application. In addition, Gannett and Merger Sub acknowledge that, to the extent reasonably necessary to expedite the grant by the FCC of any Renewal Application with respect to any Station and thereby to facilitate the grant of the FCC Consent with respect to such Station, the Company (or any applicable Company Subsidiary) shall enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Station in connection with (i) any pending complaints that such Station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against such Station with respect to which the FCC may permit the Company (or any applicable Company Subsidiary) to enter into a tolling agreement. The Company and Gannett shall consult in good faith with each other prior to the Company (or any applicable Company Subsidiary) entering into any such tolling agreement under this Section 6.5(d).

(e) If the Closing shall not have occurred for any reason within the original effective period of the FCC Consent, and neither party shall have terminated this Agreement under Section 8.1, Gannett and the Company shall jointly request an extension of the effective period of the FCC Consent. No extension of the FCC Consent shall limit the right of either party to exercise its rights under Section 8.1.

Section 6.6 Public Announcements; Public Disclosures. Each press release or other public statement by the Company or Gannett with respect to this Agreement or the transactions contemplated hereby shall, prior to the issuance or release thereof, be approved in writing by Gannett and the Company (which approval shall not be unreasonably delayed, conditioned or withheld). Notwithstanding the foregoing, (i) any press release or public statement as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of the NYSE may be made by the Company or Gannett, after consultation with counsel and no earlier than the final date that such press release or public statement may be made pursuant to such Law, listing agreement or rule of the NYSE, so long as the Company or Gannett, respectively, uses its commercially reasonable efforts to allow Gannett or the Company reasonable time to comment on such release or announcement in advance of such issuance and accepts any reasonable changes or comments reasonably made by Gannett or the Company, and (ii) the Company shall be permitted to make such statements and announcements to its employees in furtherance of the Merger that would not be required to be filed with or furnished to the SEC as the Company shall deem to be reasonably necessary. Notwithstanding the foregoing, (A) nothing in this Section 6.6 shall limit the Company’s or the Company Board’s rights under Section 6.4, (B) no such press release or public statement shall be subject to Gannett’s prior written approval if the Company Board has effected any Adverse Recommendation Change in compliance with Section 6.4, and (C) no “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act made in compliance with Section 6.4(d) shall require Gannett’s prior written approval.

Section 6.7 Employee Benefits Matters.

(a) Effective as of the Effective Time and, except as otherwise provided in clause (iv) below, for a period of one year thereafter, Gannett shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or the Company Subsidiaries who continues to be employed by the Company or the Surviving Corporation or any of their respective Subsidiaries (other than such employees covered by a Collective Bargaining Agreement or employees participating in the Belo Change in Control Severance Plan (“CIC Plan Participant”)) (each, an “Affected Employee”), (i) a base salary or regular hourly wage, whichever is applicable, that is no less favorable than the base salary or regular hourly wage provided to such Affected Employee by the Company immediately prior to the Effective Time; provided that Gannett shall have the right to reduce the base salary or regular hourly wages of an Affected Employee consistent with such reductions that are made to similarly situated employees of the Broadcasting Segment of Gannett, (ii) commission opportunities that are no less favorable than the commission opportunities provided to such Affected Employee by the Company immediately prior to the Effective Time; provided that commissions will only be paid to extent of satisfaction of the specified performance goals, (iii) benefits under qualified defined contribution retirement plans that are no less favorable than those provided to such Affected Employee by the Company immediately prior to the Effective Time, and (iv) welfare benefits that (A) for the remaining portion of the 2013 calendar year, are no less favorable than the welfare benefits provided to such Affected Employee by the Company immediately prior to the Effective Time, and (B) for the 2014 calendar year are, in the aggregate, substantially similar to the welfare benefits provided to such Affected Employee by the Company in the 2013 calendar year, modified as necessary so that the increase to the aggregate budgeted welfare benefits costs to the Company of all such plans for the 2014 calendar year does not exceed 5% of the aggregate budgeted welfare benefits costs to the Company of all such plans for the 2013 calendar year (assuming no significant change in the number of participants in such plans from 2013 to 2014); provided, however, that with respect to “paid time off” benefits, Gannett will maintain, or cause the Surviving Corporation to maintain, the Company’s paid time off policy and honor all accruals thereunder through December 31, 2014 and there will be no carryover of paid time off benefits after 2014. Additionally, effective as of the Effective Time, with respect to Affected Employees who are eligible to participate in the Company’s incentive plans immediately prior to the Effective Time, the following will apply with respect to their incentive opportunities: (x) for the remaining portion of the 2013 fiscal year of the Surviving Corporation, Gannett will maintain, or cause the Surviving Corporation to maintain, the Company’s annual cash bonus programs as in effect immediately prior to the Effective Time and shall administer (or cause to be administered) such plans in a manner consistent with the Company’s practices prior to the Effective Time and the provisions set forth in Section 6.7(a)(i) of the Company Disclosure Letter, and (y) for the 2014 fiscal year of the Surviving Corporation, (I) Gannett will provide, or cause the Surviving Corporation to provide, such Affected Employees with an annual cash bonus program on a basis and with terms and conditions that are no less favorable than the program that is offered to similarly situated employees of the Broadcasting Segment of Gannett and (II) such Affected Employees will be eligible for participation in the Gannett equity incentive compensation program on a basis and with terms and conditions that are no less favorable than those offered to similarly situated employees of the Broadcasting Segment of Gannett. Without limiting the generality of the foregoing, for the one year period following the Effective Time, Gannett shall, or shall cause the Surviving Corporation to provide each Affected Employee who incurs a termination of employment that would entitle such employee to severance benefits under the circumstances set forth in Section 6.7(a)(ii) of the Company Disclosure Letter (the “Severance Plan”) with severance benefits in amounts and on terms and conditions consistent with the Severance Plan, with any such severance to be determined based on the Affected Employee’s base salary or regular hourly wage as in effect immediately prior to the Effective Time (or any higher amount as in effect thereafter) and taking into account the Affected Employee’s continuous service with the Company (including any current or former affiliate of the Company or any predecessor of the Company) prior to the Effective Time and with Gannett (or any of its affiliates including the Company and its affiliates) after the Effective Time. Each employee of the Company or the Company Subsidiaries who as of immediately prior to the Effective Time is covered by a Collective Bargaining Agreement shall be provided with compensation and benefits consistent with the terms of the applicable Collective Bargaining Agreement in effect.

(b) Following the Effective Time, with respect to the Affected Employees, Gannett shall provide, or shall cause the Surviving Corporation to provide, that periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company) shall be taken into account for purposes of determining, as applicable, the eligibility, vesting and levels of benefits under all employee benefit plans maintained by Gannett or an affiliate of Gannett for the benefit of the Affected Employees (the “New Plans”) provided that such service credit (i) shall not apply for purposes of calculating a participant’s benefit under a defined benefit pension plan, (ii) shall not result in a duplication of benefits for the same period of service; (iii) shall not apply to newly established plans for which similar situated employees of the Broadcasting Segment of Gannett do not receive such credit;

and (iv) shall only apply to the extent that the Affected Employee received such service credit under a similar Old Plan (as defined below) immediately prior to commencing participation in the New Plan. Notwithstanding the foregoing, such service credit rules shall not apply to any New Plan that is frozen to new participation or that provides grandfathered benefits (e.g., Affected Employees may not participate in Gannett’s pension plans or retiree welfare plans that are closed to new participants or provide grandfathered benefits). The protections set forth in this Section 6.7(b) shall apply to the CIC Plan Participants but only with respect to New Plans that are generally offered to all Affected Employees.

(c) Following the Effective Time, without limiting the generality of Section 6.7(b), (i) each Affected Employee or CIC Plan Participant shall be immediately eligible to participate, without any waiting time or satisfaction of evidence of insurability requirements, in any and all New Plans that are health (which, for the avoidance of doubt, includes medical, dental, vision and prescription drug insurance) or income replacement plans to the extent coverage under such New Plan is comparable to a Company Plan that is a health or income replacement plan in which such Affected Employee or CIC Plan Participant participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), other than waiting periods or evidence of insurability requirements that would have been in effect with respect to such Affected Employee or CIC Plan Participant immediately prior to the Effective Time under the comparable Old Plan; and (ii) for purposes of each New Plan providing health or income replacement benefits to any Affected Employee or CIC Plan Participant, Gannett shall, and shall cause the Surviving Corporation to, (A) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plan in which such employee participated immediately prior to the Effective Time, and (B) credit each Affected Employee or CIC Plan Participant with all deductible payments, out-of-pocket or other co-payments paid by such employee under any Old Plan providing health benefits during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any New Plan providing health benefits.

(d) Nothing contained herein, expressed or implied, is intended to confer upon any employee of the Surviving Corporation, the Company, any Company Subsidiary or any of their respective Affiliates any benefits under any benefit plans, programs, policies or other arrangements, including severance benefits or right to employment or continued employment with the Surviving Corporation, the Company, any Company Subsidiary or any of their respective Affiliates by reason of this Agreement. In addition, the provisions of this Agreement are for the sole benefit of the parties to this Agreement and are not for the benefit of any third party.

Section 6.8 Director and Officer Liability.

(a) Gannett and the Surviving Corporation, jointly and severally, agree to indemnify (including advancement of expenses to the extent provided in the Company’s Organizational Documents) and hold harmless all Indemnified Persons to the same extent such persons are indemnified by the Company or held harmless as of the date of this Agreement pursuant to the Company’s Organizational Documents and indemnification agreements identified on Section 6.8(a) of the Company Disclosure Letter and to the fullest extent permitted by applicable Law for acts or omissions which occurred at or prior to the Effective Time, including with respect to any matter relating to or arising out of this Agreement and the transactions contemplated hereby. The Organizational Documents of the Surviving Corporation shall contain provisions with respect to indemnification and exculpation that are at least as favorable to the Indemnified Persons as those provisions contained in the Company’s Organizational Documents in effect on the date hereof, and for a period of six (6) years from the date hereof such provisions shall not be amended, repealed or otherwise modified in any manner adverse to any present or former director and officer of the Company (each, an “Indemnified Person”) unless such modification is required by applicable Law.

(b) For six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability coverage maintained by the Company, true and correct copies of which have been furnished to Gannett, provided, that the Surviving Corporation may substitute therefor replacement policies and/or purchase (or, prior to the Closing, Gannett may purchase in lieu hereof but subject to the limitations herein) a run-off or tail insurance policy, in each case with reputable and financially sound carriers, with at least the same coverage and amounts containing terms and conditions that are substantially the same as, or more favorable than, those of the Company’s current policies, including deductibles and caps that are no less favorable to the Indemnified Persons than those in effect as of the date hereof, covering acts or omissions occurring at or prior to the Effective Time, including with respect to any matter relating to or arising out of this Agreement and the transactions contemplated hereby, with respect to officers and directors who are currently covered by the Company’s directors’ and officers’ liability insurance policy; provided further that if the annual premiums for such insurance for any single year in such six-year period shall exceed two hundred fifty percent (250%) of the per annum rate of premium paid by the Company and its Subsidiaries as of the date hereof for such insurance, then Gannett shall, or cause its Subsidiaries to, provide only such coverage as shall then be available at an annual premium equal to two hundred fifty percent (250%) of such rate.

(c) The provisions of this Section 6.8 are intended for the benefit of, and shall be enforceable by, all Indemnified Persons and such person’s heirs and representatives. The rights of all Indemnified Persons under this Section 6.8 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Person may have by contract, applicable Law or otherwise. The obligations under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without his or her written consent.

(d) If Gannett, the Surviving Corporation or any of its or their successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or other entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Gannett or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

Section 6.9 Takeover Laws. If any Takeover Law is or may become applicable to the Merger, the parties shall use commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Takeover Law on the Merger.

Section 6.10 Shareholder Litigation. Each of the Company, on the one hand, and Gannett, on the other hand, will (a) promptly advise the other in writing of any Legal Proceeding threatened, commenced or asserted against it or any of its stockholders, directors, officers or Affiliates relating to this Agreement, the Merger, the Restructuring or any of the other transactions contemplated hereby or by the Restructuring Agreements, and (b) give the other party the opportunity to reasonably participate in the defense or settlement of any such Legal Proceeding. Except as permitted by Section 5.1(b)(xii), no compromise or full or partial settlement of any such Legal Proceeding will be agreed without the other party’s prior written consent, which will not be unreasonably withheld, conditioned or delayed.

Section 6.11 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition of any equity securities of the Company (including Derivative Securities) pursuant to this Agreement by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 6.12 Resignations. If requested by Gannett prior to the Effective Time, the Company shall use its commercially reasonable efforts to cause such directors and officers of the Company or any Company Subsidiary, as specified by Gannett, to tender their resignations as directors or officers, as applicable, effective as of the Effective Time and to deliver to Gannett written evidence of such resignations at the Effective Time.

Section 6.13 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) incurred in connection with the transactions contemplated by this Agreement, including the Merger (other than such Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the holder of record of the Common Shares with respect to which such payment is made), shall be borne and paid by the Surviving Corporation (regardless of the Person liable for such Taxes under applicable Law).

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver in writing by Gannett and the Company at or prior to the Effective Time of the following conditions:

(a) (i) Any waiting period (and any extension thereof) applicable to consummation of the Transaction under the HSR Act shall have expired or been terminated, any standstill agreement entered into by Gannett with either the DOJ or FTC for a period of up to ninety (90) days from the expiration of the waiting period shall have been terminated or expired and any approvals required under the HSR Act shall have been obtained and (ii) the FCC Consent shall have been granted and shall be in full force and effect;

(b) No judgment, decree, injunction, ruling or order of any Governmental Authority prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement or by the Restructuring Agreements shall be in effect;

(c) The Stockholder Approval shall have been obtained; and

(d) The Restructuring shall be consummated simultaneously with the Merger.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver by the Company in writing at or prior to the Effective Time of the following additional conditions:

(a) The representations and warranties of Gannett and Merger Sub in Section 4.1 and Section 4.2 that (i) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date. The representations and warranties of Gannett and Merger Sub contained in this Agreement (other than those in Section 4.1 and Section 4.2) that (A) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (B) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Gannett Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, has not had and could not reasonably be expected to have a Gannett Material Adverse Effect;

(b) Each of Gannett and Merger Sub shall have performed or complied with, in all material respects, each of its obligations, agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Effective Time; and

(c) Gannett shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of Gannett and certifying as to the satisfaction of the conditions specified in clauses (a) and (b) above.

Section 7.3 Conditions to Obligation of Gannett and Merger Sub to Effect the Merger. The obligations of Gannett and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver by Gannett in writing at or prior to the Effective Time of the following additional conditions:

(a) The representations and warranties of the Company in Section 3.1, Section 3.2, Section 3.3 (other than de minimus exceptions), Section 3.11(b)(i), Section 3.20, and Section 3.24 that (i) are not made as of a specific date shall be true and correct as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date (in each case, other than any immaterial failures to be so true and correct). The representations and warranties of the Company contained in this Agreement (other than those in Section 3.1, Section 3.2, Section 3.3, Section 3.11(b)(i), Section 3.20, and Section 3.24) that (A) are not made as of a specific date shall be true and correct as of the Closing, as though made on and as of the Closing, and (B) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(b) The Company shall have performed and complied with, and shall have caused the Company Subsidiaries to perform and comply, in all material respects, with its obligations, agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Effective Time;

(c) The Company shall have received the consents set forth on Section 7.3(c) of the Gannett Disclosure Letter; and

(d) The Company shall have delivered to Gannett a certificate, dated as of the Closing Date, signed by an officer of the Company and certifying as to the satisfaction of the conditions specified in clauses (a) through (c) above.

Section 7.4 Frustration of Closing Conditions. None of the Company, Gannett or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by its failure to comply with the covenants set forth herein, act in good faith or use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated hereby.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger at the Stockholders’ Meeting or any adjournment or postponement thereof (except as otherwise expressly noted):

(a) by mutual written consent of Gannett and the Company;

(b) by Gannett or the Company, upon written notice of termination of this Agreement to the other, if:

(i) the Effective Time shall not have occurred on or before 5:00 p.m., local New York, New York time, on December 27, 2013 (such date, as the same may be extended in accordance with this Agreement, the “Outside Date”); provided, that the right to terminate this Agreement set forth in this subsection shall not be available to a party whose breach of this Agreement materially contributed to the failure of the Merger to have been consummated on or before the Outside Date; provided, further, that neither party may terminate this Agreement pursuant to this Section 8.1(b)(i) during the pendency of any Legal Proceeding seeking specific performance of this Agreement;

(ii) the Stockholder Approval shall not have been obtained at the Stockholders’ Meeting or at any adjournment or postponement thereof; or

(iii) any Governmental Authority of competent jurisdiction shall have issued an order, injunction, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger and such order, injunction, decree, ruling or other action is or shall have become final and non-appealable;

(c) by Gannett, upon written notice of termination of this Agreement to the Company, if:

(i) prior to receipt of the Stockholder Approval, an Adverse Recommendation Change shall have occurred; or

(ii) prior to the Closing Date there shall have been a breach of this Agreement or inaccuracy of any representation or warranty contained in this Agreement on the part of the Company, or the Company has failed to perform or comply with any of its covenants or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (A) would cause the Company to fail to meet any of its conditions to consummation of the Merger set forth in Article VII and (B) is incapable of being cured prior to the Outside Date or, if curable, is not cured or caused to be cured by the Company, on or before the earlier of (x) the Outside Date or (y) the date that is thirty (30) days following the receipt by the Company of written notice from Gannett of such breach, inaccuracy or failure to perform or comply;

(d) by the Company, upon written notice of termination of this Agreement to Gannett, if:

(i) prior to the Closing Date there shall have been a breach of this Agreement or inaccuracy of any representation or warranty contained in this Agreement on the part of Gannett or Merger Sub, or Gannett or Merger Sub has failed to perform or comply with any of their respective covenants or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (A) would cause Gannett or Merger Sub to fail to meet any of its conditions to consummation of the Merger set forth in Article VII and (B) is incapable of being cured prior to the Outside Date or, if curable, is not cured by Gannett or Merger Sub, as applicable, on or before the earlier of (x) the Outside Date or (y) the date that is thirty (30) days following the receipt by Gannett of written notice from the Company of such breach, inaccuracy or failure to perform or comply; or

(ii) at any time prior to receipt of the Stockholder Approval, (A) the Company shall have complied and be in compliance with the terms of Section 6.4 in all material respects, (B) the Company Board has determined that the applicable Acquisition Proposal will constitute a Superior Proposal in all material respects after giving effect to all concessions which may be offered by Gannett pursuant to clause (C) below, and after consultation with its outside legal counsel and financial advisors, (C) prior to any such termination, the Company shall have negotiated, and shall cause its outside legal counsel and financial advisors to negotiate, with Gannett pursuant to Section 6.4(d) to make such adjustments in the terms and conditions of this Agreement as would enable Gannett to proceed with the Merger and the transactions contemplated by this Agreement, and (D) the Company shall have paid or pays Gannett the Termination Fee set forth in and pursuant to the terms of Section 8.3 concurrently with or prior to such termination.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, and the obligations of the parties under this Agreement shall terminate, except for the provisions of the last sentence of Section 2.2(a), Section 3.24, the third sentence of Section 6.5(c)(i), the last sentence of Section 6.5(c)(ii), this Section 8.2, Section 8.3, Article IX and Article X, and there shall be no liability on the part of any party hereto; provided, however, that nothing herein shall relieve any party hereto from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement, lost combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of its knowing, willful or intentional breach of any provision of this Agreement.

Section 8.3 Termination Fees and Expenses.

(a) In the event that:

(i) this Agreement is terminated pursuant to Section 8.1(c)(i) or Section 8.1(d)(ii);

(ii) this Agreement is terminated pursuant to Section 8.1(b)(ii) and (A) prior to the date of such termination, an Acquisition Proposal shall have been made public or directly to its stockholders generally and not publicly withdrawn and (B) within twelve (12) months of such termination, the Company enters into a definitive Contract to consummate, and later does consummate, a Change in Control Transaction (provided that for purposes of this clause (B), the references to “20%” and “80%” in the definition of Change in Control Transaction shall be deemed references to “50%”);

(iii) this Agreement is terminated by Gannett pursuant to Section 8.1(c)(ii) and (A) prior to the date of such termination, an Acquisition Proposal shall have been made public or directly to its stockholders generally and not publicly withdrawn, (B) within twelve (12) months of such termination, the Company enters into a definitive Contract to consummate, and later does consummate, a Change in Control Transaction (provided that for purposes of this clause (B), the references to “20%” and “80%” in the definition of Change in Control Transaction shall be deemed references to “50%”), and (C) such termination pursuant to Section 8.1(c)(ii) arose out of or related to a breach, inaccuracy or failure to perform or comply after or simultaneous with when such Acquisition Proposal was first made to the Company (regardless of whether or not made publicly or directly to the stockholders, the Company or their respective Representatives); or

(iv) (A) prior to the date of the Stockholders’ Meeting, an Acquisition Proposal shall have been made public or directly to its stockholders generally and not publicly withdrawn, (B) this Agreement is terminated by Gannett or the Company pursuant to Section 8.1(b)(i) (prior to obtaining the Stockholder Approval), and (C) within twelve (12) months of such termination, the Company enters into a definitive Contract to consummate, and later does consummate, a Change in Control Transaction (provided that for purposes of this clause (B), the references to “20%” and “80%” in the definition of Change in Control Transaction shall be deemed references to “50%”), then the Company shall pay Gannett an amount equal to Fifty One Million Five Hundred Thousand Dollars ($51,500,000) (the “Termination Fee”). Any Termination Fee due under this Section 8.3(a) shall be paid by wire transfer of immediately available funds to an account provided in writing by Gannett to the Company (A) in the case of termination by the Company as described in clause (i) above, concurrently with or prior to such termination, (B) in the case of termination by Gannett as described in clause (i) above, within five (5) Business Days after the termination by Gannett of this Agreement, or (C) in the case of termination as described in clauses (ii), (iii) or (iv) above, prior to or concurrently with the consummation of the Change in Control Transaction referred to therein.

(b) The payment of the Termination Fee shall be a precondition to the effectiveness of any termination of this Agreement by the Company pursuant to Section 8.1(d)(ii).

(c) If the Company fails to pay Gannett any amounts due under Section 8.3(a) of this Agreement in accordance with such Section, the Company shall pay the reasonable costs and expenses (including reasonable legal fees and expenses) in connection with any Legal Proceeding, including the filing of any lawsuit or other legal action, taken to collect payment.

ARTICLE IX

DEFINED TERMS

Section 9.1 Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Acquisition Proposal” means any inquiry, proposal or offer, whether oral or in writing, from any Person relating to a Change in Control Transaction of the Company.

“Affiliate” means any Person that, directly or indirectly, controls, is controlled by or is under common control with another Person. For the purposes of this definition and the definition of “ERISA Affiliate”, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Assigned Stations” means each Station set forth on Section 9.1(a)(ii) of the Company Disclosure Letter.

“Assigned Station Licenses” means the Station Licenses with respect to each of the Assigned Stations.

“Auxiliary Measures” is defined in Section 6.5(b) of the Gannett Disclosure Letter.

“Broadcasting Segment” means Gannett’s broadcasting operations on a consolidated bases as reflected in its Form 10-K for the fiscal year ended December 30, 2012.

“Business Day” means any day on which the principal offices of the SEC are open to accept filings and on which banks in the City of New York are not required or authorized to close.

“Change in Control Transaction” means (i) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Company Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act, but substituting “20 percent” for reference to “10 percent” therein) (unless the Company stockholders immediately prior thereto would own eighty percent (80%) or more of the surviving or resulting company or its ultimate parent immediately thereafter in substantially the same proportion, relative to one another, as they owned immediately prior thereto), (ii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of any Company Subsidiary, of assets or properties that constitute twenty percent (20%) or more of the assets of the Company and the Company Subsidiaries, taken as a whole, or twenty percent (20%) or more of any class of equity securities of the Company or (iii) any tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership (as such term is used in Regulation 13D under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding Common Shares, in each case, other than the Merger and the other transactions with Gannett contemplated by this Agreement.

“Common Share” means a share of Series A Common Stock or Series B Common Stock.

“Communications Act” means the United States (i) Communications Act of 1934, (ii) Telecommunications Act of 1996, and (iii) Children’s Television Act of 1990.

“Communications Laws” means the FCC Rules and the Communications Act.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Gannett concurrently with the execution of this Agreement.

“Company IP” means all Intellectual Property owned or used by or on behalf of the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate with all other effects, events, occurrences, developments, states of facts or changes, (i) is materially adverse to the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially impairs or delays the consummation by the Company of the Merger or the other transactions contemplated hereby on a timely basis, excluding, in each case, events, occurrences, facts, conditions, changes, developments or effects resulting from (A) fluctuations in the market price of the Common Shares (provided, that this clause (A) shall not preclude any event, occurrence, fact, condition, change, development or effect that may have contributed to or caused such fluctuations from being taken into account in determining whether a Company Material Adverse Effect has occurred); (B) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest rates; (C) changes in general market or economic conditions affecting the industries or markets in which the Company and the Company Subsidiaries operate; (D) changes in GAAP or applicable Law after the date hereof; (E) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors or employees (it being understood that any legal or contractual consequences (other than any legal or contractual consequences contemplated in this Agreement or the Company Disclosure Letter) of the execution of this Agreement or the consummation of the transactions shall not be precluded by this clause (E) from being taken into account in determining whether a Company Material Adverse Effect has occurred); (F) compliance by the Company with the terms and conditions of this Agreement; (G) (x) any action by Gannett or any of its Affiliates, or (y) the omission of an action in each case that was required to be taken (including with respect to the manner of taking or omitting to take such action) by Gannett or any of its Affiliates pursuant to this Agreement; or (H) any action taken by the Company at the written request or with the written consent of Gannett, except, in the case of clauses (B), (C) and (D), to the extent the Company and the Company Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other major media broadcast companies.

“Company Plans” means each employee benefit plan, program or arrangement, including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other material plan, agreement or arrangement involving bonus, commission or other incentive compensation, deferred compensation, stock bonus, stock purchase, restricted stock, Derivative Security, change of control, retention or severance benefits, life, accident or travel insurance coverage, disability benefits, supplemental unemployment benefits, health, medical, dental or vision benefits, employee assistance programs, vacation, holiday, sick leave, personal leave, tuition assistance, adoption assistance, fringe benefits, profit-sharing, employee stock ownership and post-retirement compensation, including defined benefit pension plans, in each case, for the benefit of any current or former officer, employee or director of the Company or any of the Company Subsidiaries that is maintained, contributed to, or required to be contributed to, by the Company or any of the Company Subsidiaries, other than any such obligation or arrangement required by applicable Law or a Governmental Authority.

“Contaminant” means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, medical waste, special waste, asbestos, petroleum or petroleum-derived substance, radioactive material or waste, or any constituent of any such substance or waste and including any substance which any Governmental Authority or lawful representative thereof requires to be controlled, removed, monitored, encapsulated or remediated or otherwise addressed for the purposes of protection of the environment or public or worker health and safety.

“Contract” shall mean any legally binding written or oral contract, agreement, lease, license, understanding or other agreement or commitment (including any amendment or other modification thereto), other than any Company Plan.

“Derivative Securities” means options, warrants, rights, convertible or exchangeable securities, phantom stock, stock appreciation rights, equity-linked performance units, commitments, contracts, arrangements or understandings of any kind, in each case directly or indirectly in respect of equity securities, pursuant to which any Person may be obligated to issue, sell, deliver or transfer such equity securities or pay other consideration in respect of the value of such equity securities.

“Environmental Law” means any applicable Law relating to the protection of the environment, natural resources, safety or health of human beings or other living organisms (as such relates to exposure to any Hazardous Substance), or to the manufacture, distribution in commerce, use or Release of any Hazardous Substance, including CERCLA, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Clean Air Act, the Toxic Substances Control Act and all regulations, orders, decisions, and decrees now or hereafter promulgated concerning any of the above.

“Equity Incentive Plan” means the Company’s 1995 Executive Compensation Plan, 2000 Executive Compensation Plan, 2004 Executive Compensation Plan, 2013 Executive Compensation Plan and any other plan, Company Plan or Contract pursuant to which outstanding Options, RSUs or other equity-based awards have been granted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to an entity, any other organization which is a member of the same controlled group as, is under common control with or is an affiliated service group of such entity (within the meaning of Code Sections 414(b), (c), or (m)), or is required to be aggregated with such entity under Code Section 414(o).

“Exchange Act” means the Securities Exchange Act of 1934.

“FCC” means the United States Federal Communications Commission and any successor agency.

“FCC Consent” means the grant by the FCC of its consent to the consummation of the Transaction as contemplated by each of (i) the Merger Applications, and (ii) the Restructuring Applications.

“FCC License” means any FCC license, permit or other authorization issued by the FCC, including any temporary waiver or special temporary authorization and any renewals thereof or any transferable pending application therefor.

“FCC Rules” means the rules, regulations and published policies of the FCC.

“GAAP” means United States generally accepted accounting principles.

“Gannett Disclosure Letter” means the disclosure letter delivered by Gannett and Merger Sub to the Company concurrently with the execution of this Agreement.

“Gannett Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that would (i) prevent or materially impair or delay consummation of the Merger or the other transactions contemplated hereby or (ii) otherwise materially adversely affect the ability of Gannett or Merger Sub to perform their respective obligations hereunder.

“Governmental Authority” means any court or tribunal or administrative, governmental or regulatory body, agency, commission, board, legislature, instrumentality, division, department, public body or other authority of any nation or government or any political subdivision thereof, whether foreign or domestic and whether national, supranational, state or local.

“Hazardous Substances” means (i) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, CERCLA, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other pollutant or Contaminant; and (vi) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person means (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services other than trade accounts arising in the Ordinary Course of Business, (iii) all reimbursement obligations with respect to surety bonds, letters of credit (to the extent not collateralized with cash or cash equivalents), bankers’ acceptances and similar instruments (in each case, whether or not matured), (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by the Person, (vi) all obligations of such Person as lessee which should be capitalized in accordance with GAAP, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, and (viii) all Contracts, undertakings or arrangements by which any Person guarantees, endorses or otherwise becomes or is contingently liable for (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise assure a creditor against loss) the Indebtedness, similar obligation or any other similar liability of any other Person, or guarantees the payment of dividends or other distributions upon the equity securities or interests of any other Person.

“Indenture” means the Indenture, dated as of June 1, 1997, between the Company and The Chase Manhattan Bank, as trustee.

“Information Systems” means the software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment of or otherwise used by the Company or any Company Subsidiary.

“Insurance Policy” means each material insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage) with respect to which the Company or any Company Subsidiary is a party, a named insured, or otherwise is the beneficiary of coverage.

“Intellectual Property” means patents, trademarks, trade names, service marks, copyrights and all pending applications for and registrations of any of the foregoing, domain names, trade secrets and all other proprietary intellectual property rights recognized under applicable Law.

“IRS” means the United States Internal Revenue Service and any successor agency.

“Knowledge of Gannett” means the actual knowledge, after reasonable due inquiry, of the individuals listed on Section 9.1 of the Gannett Disclosure Letter as of the date hereof.

“Knowledge of the Company” means the actual knowledge, after reasonable due inquiry, of the individuals listed on Section 9.1(a)(iv) of the Company Disclosure Letter as of the date hereof; provided that, with respect to the condition in Section 7.3(a), shall also include the individuals listed on Section 9.1(a)(v) of the Company Disclosure Letter.

“Law” means any law, regulation, rule, ordinance, code, order, judgment, decree, ruling, preliminary or permanent injunction or treaty enacted, promulgated, issued, enforced or entered by any Governmental Authority or order or decree of any arbitral body.

“Legal Proceeding” means any action, suit, litigation, arbitration, dispute, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitral body, whether at law or in equity.

“Lien” means any mortgage, lien, encumbrance, claim, security interest, license, easement, charge, right of way, land use restriction or other similar restriction or limitation.

“Market” means, with respect to any Station, its “Designated Market Area,” as determined by The Nielsen Company, of such Station.

“Material Assets” means all media properties, including broadcast television stations and newspapers, currently owned by Gannett or any of its Subsidiaries.

“MVPD” means any multi-channel video programming distributor, including cable systems, satellite master antenna television systems, telephone companies and direct broadcast satellite systems.

“NYSE” means the New York Stock Exchange.

“Option” means each option to purchase Common Shares granted pursuant to an Equity Incentive Plan that is outstanding and unexercised as of the Effective Time.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Organizational Documents”, (i) with respect to the Company, means the certificate of incorporation of the Company and the by-laws of the Company, and (ii) with respect to any other Person that is an entity, means such Person’s certificate of incorporation, articles of incorporation, by-laws, certificate of formation, articles of organization, operating agreement, company agreement, partnership agreement or other similar constitutional documents, as applicable.

“Pension Plan” means a plan subject to Title IV of ERISA, Code Section 412 or Section 302 of ERISA.

“Permits” means registrations, franchises, grants, applications, licenses, requests for exemptions, permits, certifications, approvals, consents and other regulatory authorizations issued or granted by a Governmental Authority, including FCC Licenses.

“Permitted Liens” means (a) Liens for Taxes and other governmental charges and assessments not yet due and payable and Liens for Taxes and other governmental charges and assessments being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP on the Company’s books and records, (b) Liens securing Indebtedness or liabilities that are disclosed in the SEC Reports, (c) inchoate mechanics’ and materialmen’s Liens, (d) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business of the Company or any Company Subsidiary, (e) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that are imposed by any Governmental Authority having jurisdiction thereon and otherwise are customary for the applicable property type and locality, (f) interests of any lessor or lessee to any Leased Property, (g) licenses of Intellectual Property, (h) transfer restrictions on any securities of the Company imposed by applicable Law, (i) purchase money liens and Liens securing rental payments under capital lease arrangements included in the SEC Reports, (j) Liens which are set forth in any Permits, and (k) other Liens that do not adversely impact in any material respect the current use of the applicable assets or property.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Program Rights” means all rights of the Stations to broadcast television programs or shows, film and other material as part of the Stations’ programming, including all rights of the Stations under all film and program barter agreements, sports rights agreements, news rights or service agreements, affiliation agreements and syndication agreements.

“Real Property Leases” means the real property leases, subleases or other occupancy agreements set forth in Section 3.15(a)(ii) of the Company Disclosure Letter pursuant to which the Leased Property subject to such leases, subleases or occupancy agreements are leased, subleased or occupied by the Company or any of the Company Subsidiaries.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment or into or out of any real property, plant, building, facility, structure, underground storage tank or other similar asset owned, used, leased or operated by the Company or any Company Subsidiary, together with all rights, privileges and easements appurtenant thereto (a “Facility”) of any Hazardous Substance or Contaminant, including the movement of Hazardous Substances or Contaminants through or in the air, soil, surface water, groundwater or Facility.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, legal counsel, financing sources, accountants and other advisors, agents or authorized representatives.

“Restructuring Assignees” means, individually and collectively, each third party identified as “Buyer” in each Restructuring Agreement.

“Retained Station Licenses” means the Station Licenses with respect to each of the Retained Stations.

“Retained Stations” means each of the Stations other than the Assigned Stations.

“RSU” means a restricted stock unit, deferred share or other agreement by the Company to issue or transfer Common Shares to a Person in the future pursuant to an Equity Incentive Plan that is outstanding as of the Effective Time, pursuant to which the holder has a right to receive Common Shares or cash after the vesting or lapse of restrictions applicable to such restricted stock unit, deferred share or other agreement.

“SEC” means the United States Securities and Exchange Commission and any successor agency.

“Securities Act” means the Securities Act of 1933.

“Series A Common Stock” means Series A Common Stock, par value $0.01 per share, of the Company.

“Series B Common Stock” means Series B Common Stock, par value $0.01 per share, of the Company.

“Stations” means those certain television broadcast stations set forth on Section 9.1(a)(vi) of the Company Disclosure Letter.

“Station Licenses” means, individually and collectively, the FCC Licenses granted or assigned to the Company Subsidiaries for use in the operation of the Stations.

“Subsidiary” of any Person means another Person, in which such Person (i) owns, directly or indirectly, voting securities holding no less than fifty percent (50%) of the aggregate voting power of all securities of such entity, or (ii) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date hereof and not resulting from a breach of Section 6.4 which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, expected time to close, and other aspects of the Acquisition Proposal (including, but not limited to, any break-up fees, expense reimbursement provisions and the conditions for completion of such Acquisition Proposal) and the identity of the Person making the Acquisition Proposal, (i) has terms that, if the Acquisition Proposal is consummated, are more favorable from a financial point of view to holders of Common Shares than the Merger (taking into account any changes to the terms of this Agreement as may be proposed by Gannett in response to such Superior Proposal pursuant to Section 6.4(d)), and (ii) is reasonably likely to be consummated on the terms proposed, taking into account all legal, financial, regulatory, expected time to close and other aspects of the Acquisition Proposal, including a conclusion that its financing, to the extent required, is then fully committed; provided, however¸ that, for purposes of this definition of “Superior Proposal,” the term “Change in Control Transaction” shall have the meaning assigned to such term herein, except that the references to “twenty percent (20%)” in such definition shall be deemed to be references to “fifty percent (50%)”.

“Supplemental Indenture” means the Supplemental Indenture, dated November 16, 2009, among the Company, certain of the Company Subsidiaries as guarantors of the Company’s 8% Senior Notes due 2016, and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Takeover Law” means any fair price, moratorium, control share acquisition or other similar state or federal Law designed to prevent certain takeovers, including Section 203 of the DGCL.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means any federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, value-added, stamp or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority.

“Tax Returns” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, disclosure, information return, amended return or declaration of estimated Tax (including those filed on a consolidated, combined or unitary basis).

“Taxing Authority” means, with respect to any Tax, the Governmental Authority responsible for the imposition of such Tax.

“Termination of Employment” means the termination of full-time employment with the Company for any reason, including, but not limited to, by reason of death, disability, retirement, resignation or termination by the Company, with or without good reason.

Section 9.2 Construction. In this Agreement, except to the extent otherwise provided or that context otherwise requires:

(i) the words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and Schedules delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears;

(ii) all references herein to Sections, Exhibits and Schedules shall be deemed references to Sections of, Exhibits to and Schedules delivered with this Agreement;

(iii) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(iv) the definitions given for terms in this Section 9.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined;

(v) any pronoun shall include the corresponding masculine, feminine and neuter forms;

(vi) all references to “Dollars” or “$” shall be deemed references to the lawful money of the United States of America;

(vii) all references herein to “parties” shall be to the parties hereto;

(viii) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation including any successor to said section; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation, as amended (and, in the case of statutes, any rules and regulations promulgated under said statutes), in each case, as of such date;

(ix) “or” has the inclusive meaning represented by the phrase “and/or”;

(x) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto;

(xi) all references in this Agreement to days shall mean calendar days unless Business Days are specified; and

(xii) “shall” and “will” have equal force and effect.

Section 9.3 Cross-References. For reference purposes only, the following capitalized terms are defined in the Sections of this Agreement set forth below:

Term	Section
Acquisition Inquiry	Section 6.4(a)
Adverse Recommendation Change	Section 6.4(d)
Affected Employee	Section 6.7(a)
Agreement	Preamble
Benefits Continuation Period	Section 6.7(a)
CERCLA	Section 3.16(b)
Certificate	Section 2.1(a)
Certificate of Merger	Section 1.2
CIC Plan Participant	Section 6.7(a)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.6
Collective Bargaining Agreements	Section 3.17(i)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 3.2(b)
Company Registered IP	Section 3.14(a)
Company Subsidiaries	Section 3.4(a)
Company Subsidiary Securities	Section 3.4(b)
Debentures	Section 6.5(a)(iii)
DGCL	Recitals
Dissenting Shares	Section 2.4
DOJ	Section 6.5(c)(ii)
Effective Time	Section 1.2
FCC Applications	Section 6.5(c)(i)
FTC	Section 6.5(c)(ii)
Gannett	Preamble
Indemnified Person	Section 6.8(a)
Leased Property	Section 3.15(a)(ii)
Lessor Agreements	Section 3.15(a)(iii)
Malware	Section 3.14(f)
Material Assets	Section 6.5(b)
Material Contract	Section 3.17(a)

Term	Section
Merger	Recitals
Merger Applications	Section 6.5(c)(i)
Merger Consideration	Section 2.1(a)
Merger Fund	Section 2.2(a)
Merger Sub	Preamble
New Plans	Section 6.7(b)
Non-Qualified Deferred Compensation Plan	Section 3.18(i)
Nondisclosure Agreement	Section 6.1
Old Plans	Section 6.7(c)
Outside Date	Section 8.1(b)(i)
Owned Property	Section 3.15(a)(i)
Paying Agent	Section 2.2(a)
PBGC	Section 3.18(c)
Proxy Statement	Section 6.2(a)
Real Property	Section 3.15(a)(ii)
Related Agreements	Recitals
Renewal Application	Section 6.5(d)
Restructuring	Recitals
Restructuring Agreements	Recitals
Restructuring Applications	Section 6.5(c)(i)
Sarbanes-Oxley	Section 3.7(g)
SEC Reports	Section 3.7(a)
Section 16	Section 6.11
Section 262	Section 2.4
Severance Plan	Section 6.7(a)
Stockholder Approval	Section 3.2(a)
Stockholders’ Meeting	Section 6.3
Superior Proposal Counternotice	Section 6.4(d)
Superior Proposal Notice	Section 6.4(d)
Surviving Corporation	Section 1.1
Termination Fee	Section 8.3(a)(iv)
Transaction	Recitals
Uncertificated Shares	Section 2.1(a)

ARTICLE X

MISCELLANEOUS

Section 10.1 Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for (a) those covenants and agreements set forth in this Agreement that by their terms contemplate performance in whole or in part after the Effective Time, (b) those Sections and provisions set forth in Section 8.2, and (c) those contained in this Article X.

Section 10.2 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) when sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient) (provided, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York time) shall be deemed to have been received at 9:00 a.m. (New York time) on the next Business Day) or (b) when sent by an internationally recognized overnight carrier (providing proof of delivery) or when delivered by hand, addressed to the respective parties at the following addresses (or such other address for a party as shall be specified by like notice):

If to Gannett, Merger Sub or Surviving Corporation:

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, Virginia 22107

Facsimile: (703) 854-2038

E-mail: gmartore@gannett.com

Attention: Gracia C. Martore

with a copy to:

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, Virginia 22107

Facsimile: (703) 854-2031

E-mail: tmayman@gannett.com

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Nixon Peabody LLP

401 Ninth Street, N.W., Suite 900

Washington, DC 20004

Facsimile: (202) 585-8080

E-mail:   jpartigan@nixonpeabody.com

              rlangan@nixonpeabody.com

Attention:   John C. Partigan, Esq.

                    Richard F. Langan, Esq.

If to the Company:

Belo Corp.

400 South Record Street

Dallas, TX 75202-4841

Facsimile: (214) 977-4713

Email: gkerr@belo.com

Attention: Guy Kerr, Esq.

Executive Vice President/Law and Government and Secretary

with a copy to:

Belo Corp.

400 South Record Street

Dallas, TX 75202-4841

Facsimile: (214) 977-4466

Email: rcoleman@belo.com

Attention: Russell F. Coleman, Esq.

Senior Vice President

and General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Facsimile: (212) 403-2000

Email:   EDHerlihy@wlrk.com

NGDemmo@wlrk.com

Attention:   Edward D. Herlihy, Esq.

Nicholas G. Demmo, Esq.

Section 10.3 Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The specification of any dollar amount in any representation or warranty is not intended to imply that such amount is not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter or the Gannett Disclosure Letter is or is not material for purposes of this Agreement.

Section 10.4 Entire Agreement. This Agreement (including the Exhibits, Schedules and other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings (other than those contained in the Nondisclosure Agreement, as amended as provided herein), both written and oral, between the parties or either of them, with respect to the subject matter hereof, including any transaction between the parties.

Section 10.5 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void; provided, that, after the Closing, Gannett may assign some or all of its rights, interests and/or obligations hereunder to one or more Affiliates of Gannett or to any purchaser or purchasers of the stock, assets or business of Surviving Corporation (whether structured as a sale of assets, merger, or otherwise). Any such assignment shall not relieve Gannett of its obligations hereunder.

Section 10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to provisions of conflicts of laws.

Section 10.7 Submission to Jurisdiction; Waiver of Jury Trial. Each party (a) submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware in any Legal Proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, and (d) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement in any other court. Each party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 10.2; provided, that nothing in this Section 10.7 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by Law. EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 10.8 Expenses. Except as expressly set forth herein (including Section 8.2, Section 8.1 and Section 8.3), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 10.9 Amendment. This Agreement may not be amended, supplemented or modified except by an instrument in writing signed on behalf of each of the parties.

Section 10.10 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, personal representatives, successors and permitted assigns.

Section 10.11 Waiver. At any time prior to the Effective Time, Gannett, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Gannett, or of Gannett or Merger Sub, in the case of the Company, (b) waive any inaccuracies in the representations and warranties, in the case of Gannett, of the Company and, in the case of the Company, of Gannett or Merger Sub, in each case, contained herein (or in any document delivered pursuant hereto), and (c) waive compliance with any of the agreements or conditions, in the case of Gannett, of the Company and, in the case of the Company, of Gannett or Merger Sub, in each case, contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. In addition to the first sentence of this Section 10.11 and notwithstanding any provision of this Agreement to the contrary, if as of the Outside Date all conditions to this Agreement have been satisfied or waived other than any one or more of the conditions set forth in Sections 7.1(a) and (b) and Section 7.3(c), either Gannett or the Company (if the failure to be satisfied or waived by such date has not in material part resulted from a breach of this Agreement by such party) may unilaterally extend, by written notice to the other, the Outside Date to 5:00 p.m., local New York time, on June 27, 2014. No failure or delay by any party in exercising any right, power or privilege hereunder shall act as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Section 10.12 Counterparts. This Agreement may be executed in two (2) or more counterparts (delivery of which may be by facsimile or .pdf), each of which shall be deemed to be an original but all of which shall constitute one and the same instrument.

Section 10.13 Severability. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable Law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective in the jurisdiction involved to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

Section 10.14 Third Parties. Except as otherwise set forth in Section 6.8, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Merger shall create any rights in, or be deemed to have been executed for the benefit of, any Person or entity that is not a party hereto or a permitted successor or assign of such a party.

Section 10.15 Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached or the Merger was not consummated, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the parties’ obligations to consummate the Merger) in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Gannett, Merger Sub and the Company has caused this Agreement to be executed as of the date first above written.

GANNETT CO., INC.

By:	/s/ Gracia C. Martore
Name: Gracia C. Martore
Title: President & Chief Executive Officer

BELO CORP.

By:	/s/ Dunia A. Shive
Name: Dunia A. Shive
Title: President & Chief Executive Officer

DELTA ACQUISITION CORP.

By:	/s/ Gracia C. Martore
Name: Gracia C. Martore
Title: President & Chief Executive Officer

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AGREEMENT AND PLAN OF MERGER